
03020854




MAY 3 0 2003
187
SECTION
PROCESSING



# SKYWEST, INC.

ANNUAL REPORT 2002







SkyWest Airlines is the nation's largest independently operated regional carrier.

SkyWest operates as a Delta Connection and United Express carrier under a marketing agreement with Delta Air Lines and United Airlines respectively. SkyWest serves a total of 100 cities in 30 states and two Canadian provinces and has more than 1,000 daily departures.

To our Shareholders

We are proud to report record earnings for 2002, in spite of the many challenges facing our industry. We recognize that our success is occurring in a very challenging time in our industry and we are sensitive to the needs of our major partners. Our challenge now is to maintain the integrity of our business model and at the same time create more value to our major partners through a combination of aggressive cost reductions and some rate concessions. Our total operating revenues increased 28.7 percent to $774.4 million for the year ended December 31, 2002 compared to $601.9 million for the same period last year. Our net income increased to $86.9 million or $1.51 per diluted share for the year ended December 31, 2002 compared to $50.5 million or $.88 per diluted share for the same period last year. Increases in shareholders' equity, book value and cash per share resulted from the addition of 26 new regional 50-seat jet aircraft wherein we ended the year with 73 regional jets and 76 30-seat turboprop aircraft. We worked closely with our major airline partners Delta and United, to connect small and medium-sized communities to their large hub operations as well as introducing our regional jets in markets that were previously served by larger jets that are no longer being operated profitably by our major partners. Our objective is to be the highest quality and maintain a competitive cost structure in the aircraft that we choose to operate.

We have not been without challenges during this year and challenging times will be with us for awhile. Although our passenger loads have remained strong and our contracts with our major partners have provided us with margins above our costs, the ticket prices accepted in today's market are 20 percent lower from the period just prior to September 11, 2001. In order to ensure economic viability of the flying we are doing under contract for Delta and United, we have implemented aggressive cost reduction initiatives that will create value for our partners by reducing the cost of our service. Another obvious challenge is United's bankruptcy filing on December 9, 2002 and its impact on our industry. Initially, United did not remit a normal weekly wire to us just before the bankruptcy was filed in a net amount of $9.7 million. They have however, made all weekly wire payments while operating in bankruptcy. Our cost reduction initiatives are directed at assisting United by reducing the cost of our service to them during this time. We also remain at risk that United may not be successful and come out of bankruptcy. As a result, we are developing other relationships and aggressively pursuing alternatives and other opportunities as our backup plan in the event United's restructuring efforts are not successful. We also believe that pursuing other relationships will help to further diversify our business risk. Needless to say, with all the bad news of the industry in general, as well as the troubled financial condition of United, our stock performance has been poor. Although the need for our services has continued to grow, financing aircraft in this environment has become more difficult and could be a constraint on our future growth.

Out of challenges comes opportunity. SkyWest and our employees are committed to provide the best quality product at the lowest possible cost. We have more financial reserves relative to our size than any airline in America and continue to add to those reserves through these difficult times. We are driving our costs lower in an effort to ensure we are competitive for the future in our existing aircraft as well as larger aircraft. We intend to be an increasingly important part of the air transportation system as it changes and to add value to your investment in the process.

Sincerely,
Jerry C. Atkin
Chairman, President and Chief Executive Officer

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
MAY 30 2003
187


# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 0-14719

# SKYWEST, INC.

Incorporated under the Laws of Utah

87-0292166
(IRS Employer ID No.)

444 South River Road
St. George, Utah 84790
(435) 634-3000

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, No Par Value

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of Common Stock held by non-affiliates (based upon the closing sale price of the Common Stock on the NASDAQ National Market System) on June 28, 2002, which is the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $1,339,461,400.

As of March 27, 2003, there were 57,645,478 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement to be used in connection with the solicitation of proxies voted at the Registrant's 2003 Annual Meeting of Shareholders are incorporated by reference in Part III as specified.

SKYWEST, INC.

ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

## ITEM 1. BUSINESS

### General

SkyWest, Inc. (the "Company"), through its wholly owned subsidiary, SkyWest Airlines, Inc. ("SkyWest"), operates the largest independent regional airline in the United States. SkyWest offers scheduled passenger and air freight service with approximately 1,000 daily departures to 91 cities in 27 states and Canada. SkyWest has been a code-sharing partner with Delta Air Lines, Inc. ("Delta") in Salt Lake City and United Air Lines, Inc. ("United") in Los Angeles since 1987 and 1997, respectively. In April 1998, SkyWest expanded its United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets, which began in April 1998. In January 1998, SkyWest expanded its operations to serve as the United Express carrier in San Francisco, which began in June 1998. In November 2001, SkyWest expanded its operations to serve as the Delta Connection carrier in Dallas Ft. Worth. Today, SkyWest operates as the Delta Connection in Salt Lake City and Dallas Fort Worth and as United Express in Los Angeles, San Francisco, Denver and in the Pacific Northwest. SkyWest believes that its success in attracting multiple code-sharing relationships is attributable to its delivery of high quality customer service with an all cabin-class fleet. As of February 28, 2003, 57% of SkyWest's capacity operated under the Delta code and 43% operated under the United code. With principal hubs located at Los Angeles, Salt Lake City, San Francisco, Portland, Dallas/Fort Worth and Seattle/Tacoma, SkyWest offers a convenient and frequent flight schedule designed to maximize connecting and origin-destination traffic for its major code-sharing partners. As of December 31, 2002, SkyWest operated a fleet of 76 Embraer EMB-120 Brasilia turboprops ("Brasilias") and 73 Canadair Regional Jets ("CRJs").

Historically, multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from its major airline partners negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. The Company transitioned all of its Delta Connection CRJ flights to contract flying October 1, 2001 and transitioned all of its Delta Connection Brasilia flights to contract flying effective January 1, 2002. This transition resulted in essentially all SkyWest flights operating as contract flying as of January 1, 2002. As of December 31, 2002, the Company had agreements to acquire an additional 70 CRJs with options for an additional 119 aircraft. These aircraft will be allocated between SkyWest's Delta Connection and United Express operations.

Since being founded in 1972 as a Utah corporation, the Company has experienced significant growth. During the past five years, consolidated operating revenues have increased at a compounded annual growth rate of 21.8%, from $352.5 million in 1998 to $774.4 million in 2002. Total passengers carried by SkyWest has increased from approximately 4,422,000 to approximately 8,389,000 over the same period, and the Company's total assets increased from $388.3 million at December 31, 1998 to $999.4 million at December 31, 2002. The improvement since fiscal 1998 reflects, among other factors, the expansion of the Company's code sharing arrangements with Delta and United and additional aircraft acquisitions. In 2002, the Company experienced growth in available seat miles, revenue passenger miles, passengers carried and load factors. The Company generated net income of $86.9 million on total operating revenues of $774.4 million in 2002, net income of $50.5 million on total operating revenues of $601.9 million in 2001 and net income of $60.9 million on total operating revenues of $523 million in 2000. During the last three fiscal years, the Company's total assets also increased from $676.4 million at December 31, 2000 to $831.6 million at December 31, 2001 and to $999.4 million at December 31, 2002.

### Available Information

The Company files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). These materials can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

The Company maintains an Internet web site at http://www.skywest.com. The Company currently makes its most recent annual report to shareholders available through its web site and provides a link to the SEC's web site, through which the Company's annual, quarterly and current reports are available. In addition, the Company provides electronic or paper copies of its filings free of charge upon request.

### Markets and Routes

SkyWest's flight schedules are structured to facilitate the connection of its passengers with flights of Delta and United at the airports it serves. The following table shows selected information about the cities served by SkyWest as of December 31, 2002.

| State and City | Served Since(1) |
|---|---|
| Alabama: | |
| Birmingham | 2001 |
| Mobile | 2002 |
| Montgomery | 2002 |
| Arizona: | |
| Yuma | 1979 |
| Phoenix | 2000 |
| Tucson | 2002 |
| California: | |
| San Diego | 1968 |
| Palm Springs | 1970 |
| Los Angeles | 1977 |
| Imperial | 1979 |
| Ontario | 1981 |
| Santa Maria | 1982 |
| Santa Barbara | 1983 |
| Bakersfield | 1983 |
| Fresno | 1985 |
| Sacramento | 1986 |
| San Francisco | 1995 |
| San Jose | 1986 |
| San Luis Obispo | 1986 |
| Orange County | 1986 |
| Monterey | 1987 |
| Crescent City | 1998 |

| State and City | Served Since(1) |
|---|---|
| Eureka | 1998 |
| Redding | 1998 |
| Chico | 1998 |
| Modesto | 1998 |
| Visalia | 1998 |
| Inyokern | 1998 |
| Oxnard | 1998 |
| Carlsbad | 1998 |
| Oakland | 2002 |
| Colorado: | |
| Grand Junction | 1983 |
| Colorado Springs | 1995 |
| Denver | 2000 |
| Durango | 2001 |
| Montrose | 2001 |
| Florida: | |
| Pensacola | 2001 |
| Tallahassee | 2002 |
| Idaho: | |
| Pocatello | 1980 |
| Idaho Falls | 1982 |
| Twin Falls | 1983 |
| Boise | 1988 |
| Sun Valley | 1990 |
| Iowa: | |
| Des Moines | 2001 |
| Kansas: | |
| Wichita | 2001 |
| Kentucky: | |
| Louisville | 2002 |
| Louisiana: | |
| Shreveport | 2002 |
| Minnesota: | |
| Minneapolis | 2000 |
| Mississippi: | |
| Jackson | 2002 |
| Missouri: | |
| Springfield | 2002 |
| Kansas City | 2001 |
| St. Louis | 2002 |
| Montana: | |
| West Yellowstone | 1986(2) |
| Helena | 1988(2) |
| Bozeman | 1988 |
| Billings | 1988 |
| Butte | 1988 |
| Missoula | 1998 |
| Great Falls | 2002 |
| Kalispell | 2002 |

| State and City | Served Since(1) |
|---|---|
| Nebraska: | |
| Omaha | 1998 |
| New Mexico: | |
| Albuquerque | 1995 |
| Nevada: | |
| Las Vegas | 1974 |
| Elko | 1982 |
| Reno | 1982 |
| North Carolina: | |
| Greensboro | 2001 |
| North Dakota: | |
| Fargo | 2002 |
| Oklahoma: | |
| Oklahoma City | 2001 |
| Tulsa | 2001 |
| Oregon: | |
| Eugene | 1995 |
| Portland | 1995 |
| Redmond | 1998 |
| Medford | 1998 |
| South Dakota: | |
| Rapid City | 1994 |
| Tennessee: | |
| Memphis | 2001 |
| Nashville | 2002 |
| Texas: | |
| Austin | 2001 |
| Dallas | 2001 |
| El Paso | 2001 |
| Houston | 2001 |
| Utah: | |
| Cedar City | 1972 |
| Salt Lake City | 1972 |
| St. George | 1972 |
| Washington: | |
| Pasco | 1996 |
| Seattle | 1998 |
| Spokane | 1999 |
| Wyoming: | |
| Jackson Hole | 1986 |
| Casper | 1994 |
| Cody | 1995 |
| Canada: | |
| Vancouver B.C | 1997 |
| Calgary | 1999 |

(1) Refers to the calendar year service was initiated.

(2) Service is provided on a seasonal basis.

### Government Regulation

All interstate air carriers, including SkyWest, are subject to regulation by the Department of Transportation ("DOT"), the Federal Aviation Administration ("FAA") and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for SkyWest's continued operations, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

SkyWest believes it is operating in compliance with FAA regulations and holds all necessary operating and airworthiness certificates and licenses. The Company incurs substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which it is subject. SkyWest's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest does not operate at any airports where landing slots are restricted.

All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. The Company is also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. Management believes that the Company is in compliance in all-material respects with these laws and regulations.

### Competition and Economic Conditions

The airline industry is highly competitive. The Company not only competes with approximately six other regional airlines, some of which are owned by or are operated as code sharing partners of major airlines, but also faces competition from approximately three low-fare airlines and approximately six major airlines on certain routes. The Company is the dominant regional airline operating out of the Salt Lake City International Airport; however, Southwest Airlines, a national low-fare airline, also operates out of the Salt Lake City International Airport, which results in significant price competition at the Salt Lake City hub. Competition in the Southern California and Pacific Northwest markets, which the Company serves from its hubs in Los Angeles, Seattle/Tacoma and Portland, is particularly intense, with a large number of carriers in these markets. The Company's principal competitor in the Los Angeles International Airport is American Eagle. The Company's principal competitor in the Seattle/Tacoma and Portland markets is Horizon Airlines.

The principal competitive factors in the regional airline industry are fare pricing, customer service, routes served, flight schedules, aircraft types and code-sharing relationships. Certain of the Company's competitors are larger and have significantly greater financial resources than the Company. Moreover, federal deregulation of the industry allows competitors to rapidly enter markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and pleasure travel. Many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies among major carriers. On December 9, 2002, United filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. One consequence of United's bankruptcy filing was United's failure to pay to the Company approximately $14 million in United Express service fees owing at the time of United's filing. It is the Company's understanding that United has received approval from the U.S. Bankruptcy Court authorizing, but not requiring, United to honor pre-petition obligations to its United Express carriers. Notwithstanding the Bankruptcy Court's authorization of United's payment of the Company's pre-petition claim, the Company has not received such payment, nor has it received any indication or assurance that United intends to pay the Company's claim. In addition, if the Company's major code-sharing partners experience longer-term declines in passenger loads or are adversely impacted by low ticket prices, high fuel prices or other factors, they will likely seek to reduce the Company's fixed contract fees, adjust other terms of the Company's code-sharing relationships or cancel Company code-sharing flights in order to reduce their costs.

### Employees

As of December 31, 2002, the Company employed 5,079 full-time equivalent employees consisting of 1,930 pilots and flight attendants, 2,341 customer service personnel, 608 mechanics and other maintenance personnel, and 200 administration and support personnel. The Company's employees are not currently represented by any union. The Company is aware, however, that collective bargaining group organization efforts among its employees occur from time to time and management anticipates that such efforts will continue in the future. During August 1999, the question of whether or not to join the Airline Pilots Association ("ALPA") was submitted to the Company's pilots, who voted against joining ALPA by a narrow margin. Under governing rules, the Company's pilots may again vote on this issue at any time because one year has passed since the previous vote. If unionization efforts are successful, the Company may by subjected to risks of work interruption or stoppage and/or incur additional expenses associated with union representation of its employees. In connection with the Company's proposed acquisition of additional CRJs and related expansion, the Company anticipates hiring approximately 2,000 additional employees, many of whom may be represented by a union in their current employment. The Company has never experienced any work stoppages and considers its relationships with its employees to be good.

### Seasonality

As is common in the airline industry, SkyWest's operations are favorably affected by increased travel, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

### Forward-Looking Statements

The Company may, from time-to-time, make written or oral forward-looking statements. Forward-looking statements may appear in documents filed with the Commission, in press releases, and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. When used in this document, the words "anticipate," "estimate," "believe," "project," "expect," and similar expressions are intended to identify forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

Among the key factors that may have a direct bearing on the Company's operating results are risks and uncertainties described in the following section entitled "Factors That May Affect Future Results," including those attributable to developments associated with fluctuations in the economy and the demand for air travel, the bankruptcy proceedings involving United, ongoing negotiations between the Company and its major partners regarding their code-sharing relationships; variations in market and economic conditions; employee relations and labor costs, the degree and nature of competition, SkyWest's ability to expand services in new and existing markets and to maintain profit margins in the face of pricing pressures and other unanticipated factors.

**Factors that May Affect Future Results**

**The Company will be materially affected by the turbulence of the airline industry**

The airline industry has experienced tremendous turbulence in recent years and will likely remain volatile for the foreseeable future. Among other factors, the events associated with September 11, 2001, the slowing U.S. economy throughout 2001 and 2002 and the recently commenced war with Iraq have significantly affected the U.S. airline industry. These events have resulted in changed government regulation, declines and shifts in passenger demand, increased insurance costs and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry including the Company, major carriers (including the Company's code-sharing partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect the Company, major carriers (including the Company's code-sharing partners), competitors and aircraft manufacturers in ways that the Company is not currently able to predict.

**The Company has been, and will be, significantly impacted by United's Bankruptcy Proceedings**

On December 9, 2002, United filed for reorganization under Chapter 11 of the United States Bankruptcy Code. United's Bankruptcy filing will impact the Company in many ways. An immediate impact of United's bankruptcy filing was United's failure to pay the Company approximately $14 million in United Express service fees owing at the time of the filing. It is currently unclear whether United will ever pay the prepetition amounts owed to the Company. Longer-term, the United bankruptcy poses additional risks to the Company, which have the potential to be substantially greater than the impact of United's failure to pay the United Express fees discussed above. For example, United will have the opportunity to elect either to affirm all of the terms of the Company's United Express Agreement, or to reject the agreement in its entirety. Management believes United does not have the right to reject portions of the agreement or to unilaterally amend its terms, although United may seek to negotiate changes prior to making a decision on whether to affirm or reject the contract. United's bankruptcy filing also necessitates an interim agreement regarding the status of services and payments under the United Express Agreement at the time of a filing and through the bankruptcy period. The United bankruptcy filing could lead to many other unforeseen expenses, risks and uncertainties. Additionally, United could be required to liquidate by filing under Chapter 7 of the United States Bankruptcy Code, or liquidate through one or more transactions with third parties.

**The Company's operations and financial condition are dependent upon the terms of its relationships with its major partners**

Substantially all of the Company's revenues are derived from flight operations conducted under its code-sharing agreements with Delta and United. Any material change in the Company's code-sharing relationships would impact the Company's operations and financial condition. The Company's major partners currently face significant economic, operational, financial and competitive challenges. United's bankruptcy filing and associated reorganization effort is due in part to these challenges. As the Company's major partners restructure to address such challenges, they have required, and will likely continue to require, the Company's participation in efforts to reduce costs and improve the financial position of the Company's partners. Management believes these developments will impact many aspects of the Company's operations and financial performance. In particular, the Company anticipates that its financial performance, including its margins, will be less predictable than in prior periods and will be negatively impacted as the industry under goes significant restructuring.

### Terrorist activities or warnings have dramatically impacted, and will likely continue to impact, the Company

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general and the Company's operations in particular. The primary effects experienced by the airline industry included substantial losses of passenger traffic and related revenue, increased security and insurance costs, increased concerns about future terrorist attacks, airport delays due to heightened security and significantly reduced yields due to the decrease in demand for air travel.

Additional terrorist attacks, the fear of such attacks, the recent commencement of war in Iraq, other hostilities in the Middle East or other regions could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. The Company cannot provide any assurance that these events will not adversely impact the airline industry generally or the Company's results of operations and financial condition.

### The Company's reliance on only two aircraft types exposes the Company to a number of potentially significant risks

As of December 31, 2002, the Company had a fleet of 76 Brasilias and 73 CRJs. During the year ended December 31, 2002, 73.5% of the Company's ASMs were flown by CRJs and 26.5% were flown by Brasilias. Additionally, as of December 31, 2002 the Company had commitments to acquire an additional 70 CRJs through January 2005 and options to acquire an additional 119 CRJs. The Company is subject to various risks related to its current fleet and the ability to operate the additional aircraft that could materially or adversely effect its results of operations and financial condition, including:

- the Company's ability to obtain necessary financing to fulfill the Company's contractual obligations related to the acquisition of CRJs,
- breach by Bombardier, Inc. of the Company's firm order contracts for the delivery of 70 CRJs or any change in the delivery schedule of such CRJs,
- the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for such aircraft,
- the issuance of FAA directives restricting or prohibiting the use of Brasilias or CRJs, or
- the adverse public perception of an aircraft type as a result of an accident or other adverse publicity

### The possible unionization of the Company's employees could impact the Company's business

The employees of the Company are not currently represented by any union. Management is aware that collective bargaining group organization efforts among its employees occur from time to time and expect that such efforts will continue in the future. If unionizing efforts are successful, the Company may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation. Management recognizes that such efforts will likely continue in the future and may ultimately result in some or all of the Company's employees being represented by a union.

**The Company is subject to significant governmental regulation**

All interstate air carriers, including SkyWest, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. The Company cannot predict whether it will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on operations.

**The occurrence of an aviation accident would negatively impact the Company's operations and financial condition**

An accident or incident involving one of the Company's aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others. The Company is required by the DOT to carry liability insurance. In the event of an accident, the Company's liability insurance may not be adequate and the Company may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of the Company's related insurance coverage would harm operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that the Company is less safe or reliable than other airlines.

## ITEM 2. PROPERTIES

**Flight Equipment**

As of December 31, 2002, SkyWest owned or leased the following types of aircraft:

| Type of Aircraft | Number of Aircraft | | Passenger Capacity | Scheduled Flight Range (Miles) | Average Cruising Speed (MPH) | Average Age (Years) |
|---|---|---|---|---|---|---|
| | Owned | Leased | | | | |
| Brasilia | 21 | 55 | 30 | 300 | 300 | 7.4 |
| Canadair Regional Jet | 6 | 67 | 50 | 850 | 530 | 2.0 |

SkyWest's aircraft are turboprop and jet aircraft designed to operate more economically over short-haul routes with lower passenger load factors than larger jet aircraft. These factors make it economically feasible for SkyWest to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of these aircraft include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. Fiscal year 1995 marked the introduction of the CRJs. As of February 28, 2003, SkyWest operated 84 of these aircraft on stage lengths up to 850 miles.

During 2002, SkyWest took delivery of 26 CRJs in connection with the Delta Connection and United Express expansion. Additionally, as of December 31, 2002, SkyWest had agreed to acquire an additional 70 CRJs and related spare parts inventory and support equipment at an aggregate cost of approximately $1.4 billion. SkyWest commenced delivery of these aircraft in January 2003 and deliveries are scheduled to continue through January 2005. Depending on the state of the aircraft financing market at the time of delivery, management will determine whether to acquire these aircraft through third party, long-term loans or lease arrangements. SkyWest also has options to acquire 119 additional

CRJs at fixed prices (subject to cost escalations) and the delivery schedules are exercisable at various dates through April 2008.

### Ground Facilities

Employees of SkyWest perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. Maintenance is performed primarily at facilities in Palm Springs, California; Salt Lake City, Utah; and Fresno, California. SkyWest owns a 56,600 square foot maintenance facility in Palm Springs, California and leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport under an operating lease arrangement over a 36-year term. The Salt Lake City facility consists of a 40,000 square foot maintenance hangar and 50,000 square feet of training and other facilities. The Company also leases a 90,000 square foot maintenance hanger and 15,000 square foot office facility in Fresno, California. During July 2002, the Company entered into a new lease agreement for a 28,000 square foot maintenance hanger in Tucson Arizona. SkyWest completed construction on an additional aircraft maintenance and training facility in Salt Lake City during November 2001. This facility is 131,300 square feet, consisting of a 58,400 square foot maintenance hangar and 72,900 square feet of training and office space. In January 2002, the Company entered into a sale-lease-back agreement with the Salt Lake Airport Authority. Under the sale-lease-back agreement, the Company received approximately $18 million in cash in exchange for the newly constructed facility and entered into a 26 year operating lease arrangement. The sales price was equal to the construction costs resulting in no gain or loss.

SkyWest leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs these facilities with SkyWest personnel. Delta and United provide ticket handling and/or ground support services for SkyWest in 53 of the 91 airports SkyWest serves.

The Company's corporate headquarters are located in a 63,000 square foot building and a newly constructed 55,000 square foot building in St. George, Utah. The newly constructed facility is adjacent to the original corporate headquarters and includes office space for maintenance management and flight operations, including pilot, dispatch and flight attendant management. Both facilities are owned by the Company and were initially funded with cash generated from operations and subsequently refinanced with third-party debt. Management deems the Company's current facilities as being suitable and necessary to support existing operations and believes the Company's facilities will be adequate for the foreseeable future.

## ITEM 3. LEGAL PROCEEDINGS

The Company is subject to certain legal actions, which it considers routine to its business activities. As of December 31, 2002, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the Nasdaq National Market under the symbol "SKYW." At March 17, 2003, there were approximately 1,142 stockholders of record. Securities held of record do not include shares held in securities position listings. The following table sets forth the range of high and low closing sales prices for the Company's common stock, during the periods indicated.

| | 2002 | | 2001 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | $28.94 | $23.94 | $28.81 | $17.75 |
| Second | 25.95 | 21.43 | 30.49 | 20.56 |
| Third | 21.30 | 11.78 | 33.94 | 11.25 |
| Fourth | 20.15 | 11.43 | 26.50 | 17.17 |

The transfer agent for the Company's common stock is Zions First National Bank, Salt Lake City, Utah.

During 2002 and 2001, the Board of Directors declared regular quarterly dividends of $0.02 per share. On November 12, 2002, the Company's Board of Directors declared a regular quarterly cash dividend of $0.02 per share payable to stockholders of record on December 31, 2002, which was distributed January 10, 2003.

## ITEM 6. SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements and related notes.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Consolidated Financial Data:** | | | | | |
| Operating revenues (000) | $774,447 | $601,865 | $522,997 | $455,122 | $352,470 |
| Operating income (000) | 119,555 | 65,564 | 89,047 | 82,819 | 55,658 |
| Net income (000) | 86,866 | 50,516 | 60,874 | 53,858 | 35,787 |
| Net income per common share: | | | | | |
| Basic | $ 1.52 | $ 0.90 | $ 1.18 | $ 1.10 | $ 0.74 |
| Diluted | 1.51 | 0.88 | 1.16 | 1.08 | 0.73 |
| Weighted average shares (000): | | | | | |
| Basic | 57,229 | 56,365 | 51,521 | 48,964 | 48,316 |
| Diluted | 57,551 | 57,237 | 52,644 | 49,778 | 49,072 |
| Total assets (000) | $999,384 | $831,566 | $676,412 | $459,481 | $388,284 |
| Current assets (000) | 513,233 | 386,556 | 361,602 | 240,160 | 206,925 |
| Current liabilities (000) | 121,388 | 115,738 | 81,935 | 79,684 | 66,657 |
| Long-term debt, net of current maturities (000) | 125,379 | 113,688 | 75,751 | 53,873 | 56,817 |
| Stockholders' equity (000) | 638,686 | 545,840 | 484,953 | 298,526 | 243,311 |
| Return on average equity (unaudited)(1) | 14.7% | 9.8% | 16.1% | 19.9% | 17.0% |

(1) Calculated by dividing net income by the average of beginning and ending stockholders' equity for the year.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Operating Data (unaudited): | | | | | |
| Passengers carried | 8,388,935 | 6,229,867 | 5,598,499 | 5,446,872 | 4,422,328 |
| Revenue passenger miles (000) | 2,990,753 | 1,732,180 | 1,277,001 | 1,161,918 | 938,172 |
| Available seat miles (000) | 4,356,053 | 2,837,278 | 2,256,635 | 2,100,062 | 1,712,333 |
| Load factor | 68.7% | 61.1% | 56.6% | 55.3% | 54.8% |
| Break-even load factor | 58.4% | 54.4% | 47.2% | 45.6% | 46.5% |
| Yield per revenue passenger mile | 25.73¢ | 34.41¢ | 40.42¢ | 38.46¢ | 36.85¢ |
| Revenue per available seat mile | 17.78¢ | 21.21¢ | 23.18¢ | 21.67¢ | 21.20¢ |
| Cost per available seat mile | 15.12¢ | 18.90¢ | 19.23¢ | 17.71¢ | 17.70¢ |
| Average passenger trip length | 356 | 278 | 228 | 213 | 212 |
| Number of aircraft at end of year | 149 | 131 | 107 | 102 | 60 |

## QUARTERLY FINANCIAL DATA
(Unaudited)

| | Year Ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
| Operating revenues (000) | $174,346 | $189,233 | $202,713 | $208,155 | $774,447 |
| Operating income (000) | 22,456 | 32,722 | 34,572 | 29,805 | 119,555 |
| Net income (000) | 24,245 | 21,912 | 22,923 | 17,786 | 86,866 |
| Net income per common share: | | | | | |
| Basic | $ 0.43 | $ 0.38 | $ 0.40 | $ 0.31 | $ 1.52 |
| Diluted | 0.42 | 0.38 | 0.40 | 0.31 | 1.51 |

| | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
| Operating revenues (000) | $131,194 | $149,664 | $155,540 | $165,467 | $601,865 |
| Operating income (000) | 11,232 | 24,986 | 10,925 | 18,421 | 65,564 |
| Net income (000) | 10,193 | 17,673 | 8,878 | 13,772 | 50,516 |
| Net income per common share: | | | | | |
| Basic | $ 0.18 | $ 0.32 | $ 0.16 | $ 0.24 | $ 0.90 |
| Diluted | 0.18 | 0.31 | 0.15 | 0.24 | 0.88 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

The Company, through SkyWest, operates a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 91 cities in 27 states and Canada. All of SkyWest's flights are operated as either Delta Connection or United Express under code-sharing arrangements with Delta or United. Total operating revenues and passengers carried have grown consistently from 1998 through 2002 at compounded annual growth rates of approximately 21.8% and 23.1%, respectively. In 1998, SkyWest generated approximately 1.7 billion available seat miles ("ASMs") and had a fleet of fifty Brasilias and ten CRJs at year-end. As a result of expanding the Company's code-sharing arrangements with Delta and United and additional aircraft acquisitions, SkyWest generated approximately 4.4 billion ASMs in 2002 with a fleet of 76 Brasilias and 73 CRJs at year-end.

SkyWest has been a code-sharing partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In April 1998, SkyWest expanded its United Express Agreement to provide service as United Express in United's Portland and Seattle/Tacoma markets and in additional Los Angeles markets which began in April 1998. In January 1998, SkyWest expanded its operations to serve as the United Express carrier in San Francisco which began in June 1998. In November 2001, SkyWest expanded its operations to serve as the Delta Connection carrier in Dallas Ft. Worth. Today, SkyWest operates as The Delta Connection in Salt Lake City and Dallas Ft. Worth and as United Express in Los Angeles, San Francisco, Denver and in the Pacific Northwest. SkyWest believes that its success in attracting multiple code-sharing relationships is attributed to its delivery of high quality customer service and a competitive cost structure.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest-controlled flying and contract flying. On SkyWest-controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from its major airline partners negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. Essentially all of the Company's United Express flights have been under contract flying from inception of the United agreement in 1997. The Company transitioned all of its Delta Connection CRJ flights to contract flying October 1, 2001 and transitioned all of its Delta Connection Brasilia flights to contract flying effective January 1, 2002. This transition resulted in essentially all SkyWest flights operating as contract flying as of January 1, 2002. During the year ended December 31, 2002, approximately 62.7% of SkyWest's capacity was under the Delta code and 37.3% was under the United code. As of December 31, 2002, the Company had agreements to acquire an additional 70 CRJs with deliveries from January 2002 through January 2005 and options for an additional 119 CRJs. These aircraft will be allocated between the Company's Delta Connection and United Express operations.

On September 11, 2001, the FAA grounded all flights to, from, and within the United States as a result of the terrorist attacks in New York, Washington D.C., and Pennsylvania. All airports were closed and did not reopen until September 13, 2001. When flights were permitted to resume, passenger traffic and yields were significantly lower than prior to the attacks. United reduced its flight schedule to approximately 80% of the schedule it flew prior to September 11th. As a result, SkyWest began to reduce its Brasilia fleet flown under the United code. During the year ended December 31, 2001, the Company terminated certain Brasilia aircraft leases early and recorded a $3.4 million write-off of unamortized engine overhauls and an accrual of $1.2 million for the remaining lease payments related to Brasilia aircraft parked as of December 31, 2001. To help compensate airlines for their losses, the U.S. government passed the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"). Under this Act, the Company received approximately $12.6 million to help compensate for losses resulting from the terrorist attacks of which $8.2 and $1.4 million was recognized during the years ended December 31, 2001 and 2002, respectively.

On December 9, 2002, United filed for reorganization under Chapter 11 of the United States Bankruptcy Code. United's bankruptcy filing is due in part to the tremendous operational and financial challenges faced by the airline industry in general, and the Company's major partners in particular. Among other factors, the airline industry has been and will continue to be affected by the September 11, 2001 terrorist attacks and the recently commenced war with Iraq, the slowing U.S. economy, higher fuel and insurance costs, and tightened credit markets. As the Company's major partners restructure to address such challenges, they have required, and will likely continue to require, the Company's participation in efforts to reduce costs and improve their financial performance.

Management believes these developments will impact the Company's operations and financial performance. In particular, the Company anticipates that its financial performance, including its margins, will be less predictable than in prior periods and will be negatively impacted as the industry under goes significant restructuring.

### Significant Accounting Policies

The Company's significant accounting policies are described in Note 1 to the Company's Consolidated Financial Statements contained herein. Critical accounting policies are those policies that are most important to the preparation of the Company's consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. The Company's critical accounting policies relate to revenue recognition, aircraft maintenance, and impairment of long-lived assets as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ materially from such estimates.

*Revenue Recognition*

Passenger and freight revenues are recognized when service is provided. Under the Company's contract flying agreements with Delta and United, revenue is considered earned when the flight is completed. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

In 2000 and 1997, the Company reached separate ten-year agreements with Delta and United, respectively, to fly routes under contract flying arrangements. The Company is compensated on a fee-per-departure basis plus incentive payments based on operational performance. The fee-per-departure and incentive amounts are adjusted on an annual basis based on changes in projected operating costs. When the negotiations for the fee-per-departure rates are not completed within a respective period, the Company records revenues based on the prior period's approved rates and assumptions to reflect changes in the Company's operating structure that management believes are reasonable. The agreements with Delta and United contain certain provisions pursuant to which the parties could terminate the agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. As of December 31, 2002, the Company and Delta had established rates to be in effect for the Company's Delta Connection flights throughout 2002.

On December 9, 2002, United filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Due to the bankruptcy filing, the Company and United began to operate under a temporary departure rate model while the 2003 rates are being finalized and a new long-term operating agreement is affirmed within the bankruptcy process. The Company estimates that as of the date of United's bankruptcy filing, it was owed approximately $14.0 million for United Express services rendered prior to the filing. It is the Company's understanding that United has received approval from the U.S. Bankruptcy Court authorizing, but not requiring, United to honor pre-petition obligations to its United Express carriers. The Company believes that if these pre-petition amounts are not paid by United, the Company may offset amounts owed to United for pre-petition services totaling approximately $3.6 million. Approximately $9.7 million of the $14.0 million claim resulting from United's failure to pay the scheduled weekly wire transfer on December 6, 2003. As a result of United's financial position and related contingencies, the Company did not recognize the $9.7 million as revenue due to the uncertainty of collection. Additionally, as of December 31, 2002, the Company established a reserve against the remaining prepetition receivables from United.

Management believes that substantially all of the Company's ongoing revenues will be generated pursuant to the contract flying arrangements with Delta and United. The Company's revenues could be impacted by changes to the contracts, the annual contract negotiations and the Company's ability to earn incentive payments contemplated by the contracts.

*Maintenance*

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company's historical maintenance accounting policy for engine overhaul costs has included a combination of accruing for overhaul costs on a per-flight-hour basis at rates estimated to be sufficient to cover the overhauls (the accrual method) and capitalizing the cost of engine overhauls and expensing the capitalized cost over the estimated useful life of the overhaul (the deferral method). The Company uses the deferral method of accounting for Brasilia engines and was using the accrual method for CRJ engines through December 31, 2001. As discussed below, during the quarter ended March 31, 2002, the Company elected to change its method of accounting for CRJ engine overhauls to expensing overhaul maintenance events as incurred (the direct-expense method). The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the respective lease return dates.

Effective August 1, 2001, the Company and GE Engine Services, Inc. (GE) executed a sixteen-year engine services agreement (the Services Agreement) covering the scheduled and unscheduled repair of CRJ engines. Under the terms of the Services Agreement, the Company agreed to pay GE a fixed rate per-engine-hour, payable monthly, and GE assumed the responsibility to overhaul the Company's CRJ engines as required during the term of the Services Agreement, subject to certain exclusions. The Company accounted for all CRJ engine overhaul costs through December 31, 2001 under the accrual method using an estimated hourly accrual rate through August 1, 2001, and then, for the period from August 1, 2001 through December 31, 2001, using the fixed rate per-engine-hour pursuant to the Services Agreement.

In response to changing market conditions, the Company and one of its major partners agreed to modify the method of reimbursement for CRJ engine overhaul costs under their contract flying arrangement beginning in 2002 from reimbursement based on engine flight hours to reimbursement based on actual engine overhaul costs at the maintenance event. In April 2002, the Company and GE signed a letter agreement (the Letter Agreement) amending the Services Agreement in response to the change with the Company's major partner. Pursuant to the Letter Agreement, payments under the Services Agreement were modified from the per-engine-hour basis, payable monthly, to a time and materials basis, payable at the maintenance event. The revised payment schedule extended through December 31, 2002, at which time monthly payments were to resume on the fixed rate per-engine-hour, as adjusted for the difference in the actual payments made under the Letter Agreement during 2002 as compared to the payments that would have been made under the Services Agreement during 2002. As discussed below, on March 14, 2002, the Services Agreement was further amended.

Due to the change in the Company's contractual arrangement with one of its major partners and based on the Letter Agreement, the Company elected to change from the accrual method to the direct-expense method for CRJ engine overhaul costs effective January 1, 2002. The Company believes the direct-expense method is preferable in the circumstances because the maintenance liability is not recorded until the maintenance services are performed, the direct-expense method eliminates significant estimates and judgments inherent under the accrual method, and it is the predominant method used in the airline industry. Accordingly, during the three months ended March 31, 2002, the Company reversed its engine overhaul accrual that totaled $14.1 million as of January 1, 2002 by recording a cumulative effect of change in accounting principle of $8.6 million (net of income taxes of $5.5 million).

The following table summarizes the pro forma impact as if the change in accounting principle was made retroactive to January 1, 2001 (in thousands):

| Year Ended December 31, 2001: | Historical | Pro Forma |
|---|---|---|
| Operating expenses | $536,301 | $532,788 |
| Operating income | 65,564 | 69,077 |
| Net income | 50,516 | 52,659 |
| Net income per common share: | | |
| Basic | $ 0.90 | $ 0.93 |
| Diluted | 0.88 | 0.92 |

The Letter Agreement discussed above did not relieve the Company from the fixed rate per-engine-hour obligation under the Services Agreement and therefore a maintenance contract liability to GE of $22.8 million, based on the fixed rate per-engine-hour, has been recorded in the accompanying December 31, 2002, consolidated balance sheet with a corresponding deferred maintenance asset of $22.8 million. The deferred maintenance asset has been recorded since under the "expense method" the Company does not record maintenance expense until the actual maintenance event occurs.

On March 14, 2003, the Company and GE amended the Services Agreement to provide that the Company will pay for services performed by GE on a time and materials basis as opposed to the fixed rate per-engine-hour as stipulated in the Services Agreement and as modified for 2002 in the Letter Agreement. Further, the amendment provides that payments made by the Company for services completed since the effective date of the Services Agreement (August 1, 2001) will be considered to be in satisfaction of all amounts owed by the Company for work performed under the Services Agreement as of December 31, 2002. As a result of the amendment, the $22.8 million maintenance contract liability and corresponding $22.8 million deferred maintenance asset have been reversed in March 2003.

*Impairment of Long Lived Assets*

As of December 31, 2002, the Company had $344.6 million of flight equipment and related long-lived assets, net of accumulated depreciation and amortization. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by the Company, including estimated useful lives and salvage values. The Company reviews its long-lived assets for impairment at each balance sheet date for events or changes in circumstances that may indicate the book value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the remaining life in measuring whether the assets are recoverable. The Company assesses the impairment of long-lived assets at the lowest level for which there are identifiable cash flows that are independent of other groups of assets. During 2001, the Company recorded a $3.4 million write-off of unamortized engine overhauls as a result of United reducing its flight schedule after the September 11, 2001 terrorist attacks.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses the accounting treatment for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of the statement apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal operation of a long-lived asset. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt the provisions of SFAS No. 143 during the year ending December 31, 2003. Management does not expect this statement to have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted the provisions of SFAS No. 144 on January 1, 2002, which did not have an impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 states that gains and losses from extinguishment of debt that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30, should not be classified as extraordinary items. Accordingly, SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. SFAS No. 145 is effective for the Company on January 1, 2003 and is not expected to have a material impact on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement applies to costs associated with an exit activity, including restructuring activities, or with the disposal of long-lived assets. Exit activities can include eliminating or reducing product lines, terminating employees and related contracts, and relocating plant facilities or personnel. Under the provisions of SFAS No. 146, entities will be required to record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. The provisions of SFAS No. 146 are effective for exit activities initiated after December 31, 2002. Management does not expect that the adoption of this statement will have a material impact upon the Company's results of operations or financial position.

In November 2002, the FASB released FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34*. FIN 45 establishes new disclosure and liability-recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for interim and annual financial-statement periods ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 for the year ended December 31, 2002 and will be required to adopt the measurement and recognition provisions of FIN 45 in the first quarter of 2003. Management of the Company does not expect the adoption of the measurement and recognition provisions of FIN 45 to have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*, SFAS No. 148 is effective for fiscal years beginning after December 15, 2002 and amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted SFAS No. 148 as of December 31, 2002. The effect of the adoption of this statement was not material as the Company continues to use the intrinsic value method allowed under SFAS No. 123.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* FIN No. 46 addresses the consolidation by business enterprises of variable interest entities, as defined. FIN No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. FIN No. 46 requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when FIN No. 46 becomes effective. The application of this interpretation is not expected to have a material effect on the Company's financial statements since the Company does not have investments in any variable interest entities.

### Results of Operations

The following table sets forth information regarding the Company's operating expense components. Airline operating expenses are expressed as a percentage of total airline operating revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues. Individual expense components are also expressed as cents per ASM.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | | 2000 | | |
| | Amount | Percent Of Revenue | Cents Per ASM | Amount | Percent Of Revenue | Cents per ASM | Amount | Percent Of Revenue | Cents per ASM |
| Salaries, wages and employee benefits | $200,715 | 25.9% | 4.6 | $167,590 | 27.8% | 5.9 | $136,771 | 26.2% | 6.1 |
| Aircraft costs | 160,853 | 20.8 | 3.7 | 118,072 | 19.6 | 4.2 | 88,280 | 16.9 | 3.9 |
| Maintenance | 54,041 | 7.0 | 1.2 | 63,242 | 10.5 | 2.2 | 43,206 | 8.3 | 1.9 |
| Fuel | 97,899 | 12.6 | 2.2 | 72,202 | 12.0 | 2.6 | 67,827 | 13.0 | 3.0 |
| Other airline expenses | 142,822 | 18.4 | 3.3 | 123,376 | 20.5 | 4.3 | 96,942 | 18.5 | 4.3 |
| US government assistance | (1,438) | (0.2) | 0.0 | (8,181) | (1.4) | (0.3) | — | 0.0 | 0.0 |
| Interest | 3,611 | 0.5 | 0.1 | — | 0.0 | 0.0 | 2,511 | 0.5 | 0.1 |
| Total airline expenses | 658,503 | | 15.1 | 536,301 | | 18.9 | 435,537 | | 19.3 |
| Other | — | | | — | | | 924 | | |
| Total operating expenses and interest | $658,503 | 85.0% | 15.1 | $536,301 | 89.1% | 18.9 | $436,461 | 83.4% | 19.3 |

### 2002 Compared to 2001

Net income for the year ended December 31, 2002 increased to $86.9 million, or $1.51 per share on a diluted basis, compared to $50.5 million or $0.88 per share on a diluted basis for the year ended December 31, 2001. Net income for the year ended December 31, 2002 includes the cumulative effect of a change in accounting principle of $8.6 million (net of taxes of $5.5 million). Consolidated operating revenues increased 28.7% to $774.4 million for the year ended December 31, 2002, from $601.9 million for the year ended December 31, 2001.

Passenger revenues, which represented 99.4% of consolidated operating revenues, increased 29.1% to $769.4 million for the year ended December 31, 2002 from $596.0 million or 99.0% of consolidated operating revenues for the year ended December 31, 2001. The increase was due primarily to a 72.7% increase in revenue passenger miles, principally as a result of the delivery of additional CRJs over the past twelve months. The Company continued to increase its services with its code-sharing partners and placed 26 additional CRJs in service during the year ended December 31, 2002. Nine of these aircraft were placed in service under the Delta Connection operations and 17 were placed in service under the

United Express operations. Revenue per ASM decreased 16.0% to 17.8¢ for the year ended December 31, 2002, from 21.2¢ for the year ended December 31, 2001, primarily due to an increase in ASMs produced by CRJs, which have lower cost per ASM than Brasilias, (resulting in lower revenue per ASM pursuant to the terms of the Company's code-sharing agreements with Delta and United), and due to the transition to essentially all contract flying as of January 1, 2002.

Passenger load factor increased to 68.7% for the year ended December 31, 2002 from 61.1% for the year ended December 31, 2001. The increase in load factor was due primarily to the further development of code-sharing relationships with United and Delta whereby SkyWest is experiencing higher load factors as the Company transitions to CRJs in its new markets. The increase was also due, in part, to refinements in SkyWest's flight schedules.

Total operating expenses and interest increased 22.8% to $658.5 million for the year ended December 31, 2002, compared to $536.3 million for the year ended December 31, 2001 primarily as a result of 26 additional CRJs being added to the fleet in the last twelve months. As a percentage of consolidated operating revenues, total operating expenses and interest decreased to 85.0% for the year ended December 31, 2002 from 89.1% for the year ended December 31, 2001 primarily as a result of economic efficiency realized from the new CRJs. The Company's CRJs are less expensive to operate on an ASM basis and are operated in markets previously served by Delta or United with larger aircraft which has resulted in higher load factors.

Airline operating costs per ASM (including interest expense) decreased 20.1% to 15.1¢ for the year ended December 31, 2002, from 18.9¢ for the year ended December 31, 2001. The decrease was primarily due to the economic efficiencies realized from the growth in the Company's CRJ fleet year-over-year and the increased capacity of the CRJs, which are less expensive to operate on an ASM basis than Brasilias. Other factors relating to the change in operating expenses are discussed below.

Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 25.9% for the year ended December 31, 2002 from 27.8% for the year ended December 31, 2001. The decrease was primarily due to the economic efficiencies realized from the growth in the Company's CRJ fleet year-over-year as revenues increased 28.7% year-over-year while salaries, wages and employee benefits increased only 19.8% year-over-year. The average number of full-time equivalent employees for the year ended December 31, 2002 was 5,079, compared to 4,726 for the year ended December 31, 2001, an increase of only 7.5%. Salaries, wages and employee benefits per ASM decreased to 4.6¢ for the year ended December 31, 2002 compared to 5.9¢ for the year ended December 31, 2001. The decrease in costs per ASM was primarily due to the increase in the number of CRJs that were added to the Company's fleet during the past year.

Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 20.8% for the year ended December 31, 2002 from 19.6% for the year ended December 31, 2001. The increase was primarily due to a higher mix of new aircraft within the fleet and build-up costs associated with the delivery of these new aircraft. Aircraft costs per ASM decreased slightly to 3.7¢ for the year ended December 31, 2002 from 4.2¢ for the year ended December 31, 2001. The decrease in costs per ASM was primarily due to the increase in the number of CRJs that have been added to the fleet during the past twelve months, which are less expensive to operate on an ASM basis than Brasilias.

Maintenance expense decreased as a percentage of airline operating revenues to 7.0% for the year ended December 31, 2002, compared to 10.5% for the year ended December 31, 2001. The decrease was primarily due to the adoption of the direct-expense method of accounting for CRJ engine overhaul costs effective January 1, 2002. The decrease was also the result of a higher mix of new aircraft within the fleet. Maintenance expense per ASM decreased to 1.2¢ for the year ended December 31, 2002 from 2.2¢ for the year ended December 31, 2001. The decrease in cost per ASM was primarily due to a higher mix of new CRJs within the fleet and the increased stage lengths flown by these aircraft.

Fuel costs increased as a percentage of airline operating revenues to 12.6% for the year ended December 31, 2002 from 12.0% for the year ended December 31, 2001. However, the average price of fuel decreased 5.8% per gallon to $0.97 from $1.03. As a result, fuel costs per ASM decreased to 2.2¢ for the year ended December 31, 2002 from 2.6¢ for the year ended December 31, 2001.

Other expenses, primarily consisting of commissions, landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased as a percentage of airline operating revenues to 18.4% for the year ended December 31, 2002 from 20.5% for the year ended December 31, 2001. The decrease was primarily due to the economic efficiencies being realized due to the addition of CRJs in new markets. Other expenses per ASM decreased 23.3% to 3.3¢ for the year ended December 31, 2002 from 4.3¢ for the year ended December 31, 2001. The decrease in cost per ASM was primarily due to the increase in the number of CRJs that have been added to the fleet during the past twelve months, which are less expensive to operate on an ASM basis than the Brasilias.

In September 2001, the U.S. federal government passed the Stabilization Act. Under the Stabilization Act, funds were made available to compensate air carriers for direct losses suffered as a result of any Federal ground stop order and incremental losses beginning September 11, 2001, and ending December 31, 2002, resulting from the September 11, 2001, terrorist attacks on the United States. As of December 31, 2002, the Company has received approximately $12.6 million under the Act to partially compensate for losses resulting from the September 11, 2001 terrorist attacks. During the years ended December 31, 2002 and 2001, the Company recognized approximately $1.4 and $8.2 million, respectively, under the Act as a contra expense in its consolidated statements of income.

**2001 Compared to 2000**

Net income for the year ended December 31, 2001, was $50.5 million or $0.88 per share on a diluted basis, compared to $60.9 million or $1.16 per share on a diluted basis for the year ended December 31, 2000. The principal reason for the decrease in net income was the disruption of service on September 11, 2001, when the FAA grounded all flights as a result of the terrorist attacks in New York, Washington, D.C. and Pennsylvania and the subsequent decrease in demand for airline service. Additionally, the Company experienced decreases in passenger revenues as a result of the weakening economy. However, despite these factors, consolidated operating revenues increased 15.1% to $601.9 million for the year ended December 31, 2001 from $523.0 million for the year ended December 31, 2000.

Passenger revenues, which represented 99.0% of consolidated operating revenues, increased 15.5% to $596.0 million for the year ended December 31, 2001 from $516.2 million or 98.7% of consolidated operating revenues for the year ended December 31, 2000. The increase was due primarily to a 35.6% increase in revenue passenger miles as the Company continued to increase its services with its code-sharing partners and placed 33 CRJs in service. Eighteen were scheduled deliveries and 15 were remarketed by the aircraft manufacturer. Twenty-seven of these aircraft were placed in service under the Delta Connection operations and six were placed in service under the United Express operations. Additionally, during the year ended December 31, 2001, the Company terminated certain Brasilia aircraft leases early and recorded a $3.4 million write-off of unamortized engine overhauls and an accrual of $1.2 million for the remaining lease payments for Brasilia aircraft parked as of December 31, 2001. Three other Brasilias were returned to the lessor due to normal lease expirations. Revenue per available seat mile decreased 8.6% to 21.2¢ for the year ended December 31, 2001 from 23.2¢ for the year ended December 31, 2000 primarily due to an increase in ASMs produced by CRJs and the disruption in service resulting from the September 11th terrorist attacks.

Passenger load factor increased to 61.1% for the year ended December 31, 2001 from 56.6% for the year ended December 31, 2000. The increase in load factor was due primarily to the further development of code-sharing relationships with United and Delta whereby SkyWest experienced higher load factors as the Company transitioned to CRJs in additional markets. The increase was also due, in part, to refinements in SkyWest's flight schedules.

Total operating expenses and interest increased 22.9% to $536.3 million for the year ended December 31, 2001, compared to $436.5 million for the year ended December 31, 2000. As a percentage of consolidated operating revenues, total operating expenses and interest increased to 89.1% for the year ended December 31, 2001 from 83.5% for the year ended December 31, 2000. The total increase in operating expenses as a percentage of consolidated operating revenues was primarily due to the service disruption resulting from the September 11th terrorist attacks on the U.S., and increased infrastructure and build-up costs associated with new aircraft deliveries in connection with SkyWest's planned expansion.

Airline operating costs per ASM (including interest expense) decreased 2.1% to 18.9¢ for the year ended December 31, 2001 from 19.3¢ for the year ended December 31, 2000 despite the September 11th events. The primary reason for the decrease was the increased capacity of CRJs, which are less expensive to operate on an ASM basis than Brasilias. Additionally, during the year ended December 31, 2001, the Company recognized approximately $8.2 million in funds received under the Stabilization Act, which partially offset increased costs associated with the September 11, 2001 terrorist attacks. Other factors relating to the change in operating expenses are discussed below.

Salaries, wages and employee benefits increased as a percentage of airline operating revenues to 27.8% for the year ended December 31, 2001 from 26.2% for the year ended December 31, 2000. The increase was principally the result of the service disruption and the decrease in demand for airline service resulting from the September 11th events. The average number of full-time equivalent employees for the year ended December 31, 2001 was 4,726 compared to 4,160 for the year ended December 31, 2000, an increase of 13.6%. The increase in number of employees was due in large part, to the addition of personnel required for SkyWest's expansion. Salaries, wages and employee benefits per ASM decreased to 5.9¢ for the year ended December 31, 2001 compared to 6.1¢ for the year ended December 31, 2000. The decrease in costs was due to the increase in stage lengths flown by CRJs that have been added to SkyWest's fleet and continued operational improvements.

Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 19.6% for the year ended December 31, 2001 from 16.9% for the year ended December 31, 2000. The increase was due primarily to the early termination and return of seven leased Brasilias flown under the United code. The termination of these leases resulted in a $3.4 million write-off of unamortized engine overhauls related to the aircraft. Aircraft costs per ASM increased slightly to 4.2¢ for the year ended December 31, 2001 from 3.9¢ for the year ended December 31, 2000. The increase in costs was due to the $3.4 million write-off, a higher mix of new aircraft within the fleet and build-up costs associated with the delivery of these new aircraft.

Maintenance expense increased as a percentage of airline operating revenues to 10.5% for the year ended December 31, 2001 compared to 8.3% for the year ended December 31, 2000. The increase was due primarily to airline operating revenues increasing only 15.1% period over period, while ASMs increased 25.7%. The increase was also due to an adjustment to the CRJ engine overhaul accrual based on a change to the hourly accrual rate and for actual overhaul costs in excess of amounts previously accrued. Maintenance expense per ASM increased slightly to 2.2¢ for the year ended December 31, 2001 from 1.9¢ for the year ended December 31, 2000 and increased 46.4% period over period. These increases were due to the increase in ASMs and increased general maintenance costs in connection with the return of seven Brasilias through lease termination as well as the adjustment to the CRJ engine overhaul accrual.

Fuel costs decreased as a percentage of airline operating revenues to 12.0% for the year ended December 31, 2001 from 13.0% for the year ended December 31, 2000. This decrease was primarily due to the average price of fuel decreasing 13.4% per gallon to $1.03 from $1.19. Fuel costs per ASM decreased to 2.6¢ for the year ended December 31, 2001 from 3.0¢ for the year ended December 31, 2000.

Other expenses, primarily consisting of commissions, landing fees, station rentals, computer reservation system fees and hull and liability insurance, increased as a percentage of airline operating revenues to 20.5% for the year ended December 31, 2001 from 18.5% for the year ended December 31, 2000. The increase was primarily the result of SkyWest aircraft being grounded because of the September 11, 2001 terrorist attacks and the increase in liability insurance as a result of the September 11th events. Expenses other than insurance per ASM remained constant at 4.3¢ for both years ended December 31, 2001 and 2000 due to the change in mix from the thirty-seat Brasilias to the fifty-seat CRJs.

In September 2001, the U.S. Federal Government passed the Air Transportation Safety and System Stabilization Act (the "Act"). Under the Act, funds were made available to compensate air carriers for direct losses suffered as a result of any Federal ground stop order and incremental losses beginning September 11, 2001, and ending December 31, 2001, resulting from the September 11, 2001, terrorist attacks on the United States. During the year ended December 31, 2001, the Company recognized approximately $8.2 million under the Act as a contra expense in its consolidated statement of income.

### Liquidity and Capital Resources

The Company had working capital of $391.8 million and a current ratio of 4.2:1 at December 31, 2002, compared to working capital of $270.8 million and a current ratio of 3.3:1 at December 31, 2001. The increase in working capital was primarily the result of an increase of $88.3 million in net cash provided by operations during the year ended December 31, 2002. The principal sources of cash included $173.7 million provided by operating activities, $24.8 million of proceeds from the issuance of long-term debt, $18.8 million of proceeds from the sale of property and equipment, $8.9 million from the sale of common stock in connection with the exercise of stock options and the Company's Employee Stock Purchase Plan and $4.5 million in net deposits on aircraft and rotables. During 2002, the Company invested $82.8 million in flight equipment, $26.3 million in marketable securities and $16.1 million in buildings, ground equipment and other assets. The Company also reduced long-term debt by $12.7 million and paid $4.6 million in cash dividends.

The Company's position in marketable securities, consisting primarily of bonds, bond funds and commercial paper, increased to $294.5 million at December 31, 2002, compared to $268.0 million at December 31, 2001. At December 31, 2002, the Company's total capital mix was 83.6% equity and 16.4% debt, compared to 82.7% equity and 17.3% debt at December 31, 2001.

The Company spent approximately $72.5 million for non-aircraft capital expenditures during the year ended December 31, 2002. These expenditures consisted primarily of $23.4 million for rotable spares, $17.5 million for aircraft engine overhauls, $15.5 million for aircraft improvements, and $16.1 million for buildings and ground equipment and other assets.

The Company has a $10.0 million unsecured bank line of credit through January 31, 2004, with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 4.0% at December 31, 2002. As of December 31, 2002, the Company had $6.0 million of letters of credit and no borrowings outstanding under this line of credit. The Company believes that in the absence of unusual circumstances the working capital available to the Company will be sufficient to meet its present requirements, including expansion, capital expenditures, lease payments and debt service requirements for at least the next 12 months.

**Significant Commitments and Obligations**

The following table summarizes the Company's commitments and obligations as of December 31, 2002 for each of the next five years and thereafter (in thousands):

| | Total | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter |
|---|---|---|---|---|---|---|---|
| Firm aircraft commitments .... | $1,385,500 | $633,600 | $633,600 | $118,300 | $ — | $ — | $ — |
| Operating lease payments for aircraft and facility obligations | 1,499,607 | 127,458 | 121,601 | 126,372 | 126,608 | 123,001 | 874,567 |
| Principal maturities on long-term debt ............... | 137,911 | 12,532 | 11,831 | 11,736 | 7,731 | 8,056 | 86,025 |
| Total commitments and obligations .............. | $3,023,018 | $773,590 | $767,032 | $256,408 | $134,339 | $131,057 | $960,592 |

During the year ended December 31, 2002, SkyWest took delivery of 26 CRJs in connection with the Delta Connection and United Express expansion. Additionally, as of December 31, 2002, SkyWest had agreed to acquire an additional 70 CRJs and related spare parts inventory and support equipment at an aggregate cost of approximately $1.4 billion. SkyWest commenced delivery of these aircraft in January 2003 and deliveries are scheduled to continue through January 2005. Depending on the state of the aircraft financing market at the time of delivery, management will determine whether to acquire these aircraft through, long-term loans or lease arrangements. SkyWest also has options to acquire 119 additional CRJs at fixed prices (subject to cost escalations) and delivery schedules. The options are exercisable at various dates through April 2008.

The Company has significant long-term lease obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At December 31, 2002, the Company leased 127 aircraft with remaining lease terms ranging from one to 16 years. Future minimum lease payments due under all long-term operating leases were approximately $1.5 billion at December 31, 2002. At a 7.5% discount factor, the present value of these lease obligations would be approximately $971.8 million at December 31, 2002.

The Company's long-term debt was incurred in connection with the acquisition of Brasilia and CRJ aircraft. Certain amounts related to the Brasilia aircraft are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 3.7%, on $15.5 million of the long-term debt, at December 31, 2002. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt related to the Brasilia aircraft of $20.3 million, the lender has assumed the risk of the subsidy payments and the average effective rate on this debt is approximately 3.8% at December 31, 2002. The average effective rate on the debt related to the CRJ aircraft of $93.3 million was 6.1% at December 31, 2002, and is not subject to subsidy payments.

**Seasonality**

As is common in the airline industry, SkyWest's operations are favorably affected by increased travel, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. However, SkyWest does expect some mitigation of the historical seasonal trends due to an increase in the portion of its operations in contract flying.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Aircraft Fuel*

In the past, the Company has not experienced difficulties with fuel availability and expects to be able to obtain fuel at prevailing prices in quantities sufficient to meet its future needs. Effective January 1, 2002, the Company's contracts with its major partners obligate its major partners to bear the economic risk of fuel price fluctuations. As such, during the terms of those contracts the Company anticipates that its results from operations will not be directly affected by fuel price volatility.

### Interest Rates

The Company's earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. However, the Company would also receive higher amounts of interest income on its cash and securities held at the time. At December 31, 2002, the Company had variable rate notes representing 10.7% of its total long-term debt compared with 12.7% of its total long-term debt at December 31, 2001. For illustrative purposes only, the impact of market risk is estimated using a hypothetical increase in interest rates of one percentage point for both the Company's variable rate long-term debt and cash and securities. Based on this hypothetical assumption, the Company would have incurred an additional $160,000 in interest expense and received $3,565,000 in additional interest income for the year ended December 31, 2002 and an additional $193,000 in interest expense and received $2,868,000 in additional interest income for the year ended December 31, 2001. As a result of this hypothetical assumption, the Company believes it could fund interest rate increases on its variable rate long-term debt with the increased amounts of interest income. Management does not believe the Company has significant exposure to the changing interest rates on its fixed-rate long-term debt instruments, which represent 89.3% of the total long-term debt at December 31, 2002 and 87.3% at December 31, 2001.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
SkyWest, Inc.:

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited the accompanying 2002 and 2001 financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The consolidated financial statements and financial statement schedule of the Company and its subsidiaries for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedule in their reports dated February 22, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule for each of the years in the two-year period ended December 31, 2002, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for CRJ engine overhaul costs from the accrual method to the direct expense method in 2002.

/s/ KPMG LLP

Salt Lake City, Utah
March 27, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Form 10-K because Arthur Andersen LLP has ceased operations.

Subsequent to Arthur Andersen LLP's issuance of this report, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2001. The restated 2001 financial statements have been audited by KPMG LLP, as indicated in their report.

## Report of Independent Public Accountants

**To SkyWest, Inc.:**

We have audited the accompanying consolidated balance sheets of SkyWest, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/Arthur Andersen LLP

Salt Lake City, Utah
February, 22, 2002

## SKYWEST, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

### ASSETS

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 130,960 | $ 42,692 |
| Marketable securities | 294,464 | 268,022 |
| Receivables, net | 26,341 | 20,112 |
| Inventories | 27,033 | 23,283 |
| Prepaid aircraft rents | 20,376 | 14,468 |
| Other current assets | 14,059 | 17,979 |
| Total current assets | 513,233 | 386,556 |
| PROPERTY AND EQUIPMENT: | | |
| Aircraft and rotable spares | 471,033 | 397,269 |
| Deposits on aircraft | 111,351 | 115,892 |
| Buildings and ground equipment | 77,206 | 84,231 |
| | 659,590 | 597,392 |
| Less-accumulated depreciation and amortization | (203,592) | (155,686) |
| Total property and equipment, net | 455,998 | 441,706 |
| MAINTENANCE CONTRACT ASSET | 22,794 | — |
| OTHER ASSETS | 7,359 | 3,304 |
| Total assets | $ 999,384 | $ 831,566 |

See accompanying notes to consolidated financial statements.

SKYWEST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Current maturities of long-term debt | $ 12,532 | $ 12,151 |
| Accounts payable | 39,591 | 36,278 |
| Accrued salaries, wages and benefits | 26,744 | 20,932 |
| Accrued aircraft rents | 28,297 | 19,960 |
| Engine overhaul accrual | — | 14,081 |
| Taxes other than income taxes | 5,021 | 3,845 |
| Other current liabilities | 9,203 | 8,491 |
| Total current liabilities | 121,388 | 115,738 |
| LONG-TERM DEBT, net of current maturities | 125,379 | 113,688 |
| DEFERRED INCOME TAXES PAYABLE | 63,379 | 41,173 |
| DEFERRED AIRCRAFT CREDITS | 27,758 | 15,127 |
| MAINTENANCE CONTRACT LIABILITY | 22,794 | — |
| COMMITMENTS AND CONTINGENCIES (Note 4) | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, 5,000,000 shares authorized; none issued | — | — |
| Common stock, no par value, 120,000,000 shares authorized; 63,334,901 and 62,723,510 shares issued, respectively | 320,085 | 309,691 |
| Retained earnings | 340,308 | 258,024 |
| Treasury stock, at cost, 5,898,400 shares | (20,285) | (20,285) |
| Accumulated other comprehensive loss (Note 1) | (1,422) | (1,590) |
| Total stockholders' equity | 638,686 | 545,840 |
| Total liabilities and stockholders' equity | $999,384 | $831,566 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| OPERATING REVENUES: | | | |
| Passenger | $769,427 | $595,985 | $516,159 |
| Freight and other | 5,020 | 5,880 | 6,838 |
| Total operating revenues | 774,447 | 601,865 | 522,997 |
| OPERATING EXPENSES: | | | |
| Flying operations | 330,198 | 252,346 | 208,932 |
| Customer service | 123,453 | 97,827 | 72,079 |
| Maintenance | 82,786 | 87,577 | 63,318 |
| Depreciation and amortization | 57,535 | 45,888 | 32,575 |
| Promotion and sales | 16,871 | 25,747 | 26,593 |
| General and administrative | 45,487 | 35,097 | 29,529 |
| US Government airline assistance | (1,438) | (8,181) | — |
| Other | — | — | 924 |
| Total operating expenses | 654,892 | 536,301 | 433,950 |
| OPERATING INCOME: | 119,555 | 65,564 | 89,047 |
| OTHER INCOME (EXPENSE): | | | |
| Interest income | 12,383 | 17,249 | 12,532 |
| Interest expense | (3,611) | — | (2,511) |
| Gain on sale of property and equipment | — | — | 518 |
| Total other income, net | 8,772 | 17,249 | 10,539 |
| INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE | 128,327 | 82,813 | 99,586 |
| PROVISION FOR INCOME TAXES | 50,050 | 32,297 | 38,712 |
| INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE | 78,277 | 50,516 | 60,874 |
| CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, Net of tax of $5,492 | 8,589 | — | — |
| NET INCOME | $ 86,866 | $ 50,516 | $ 60,874 |
| BASIC EARNINGS PER SHARE: | | | |
| Income before cumulative effect of change in accounting principle | $ 1.37 | $ 0.90 | $ 1.18 |
| Cumulative effect of change in accounting principle, net of tax | 0.15 | — | — |
| Basic earnings per share | $ 1.52 | $ 0.90 | $ 1.18 |
| DILUTED EARNINGS PER SHARE: | | | |
| Income before cumulative effect of change in accounting principle | $ 1.36 | $ 0.88 | $ 1.16 |
| Cumulative effect of change in accounting principle, net of tax | 0.15 | — | — |
| Diluted earnings per share | $ 1.51 | $ 0.88 | $ 1.16 |
| WEIGHTED AVERAGE COMMON SHARES: | | | |
| Basic | 57,229 | 56,365 | 51,521 |
| Diluted | 57,551 | 57,237 | 52,644 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

| | Common Stock | | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | |
| Balance at December 31, 1999 | 55,044 | $163,451 | $155,360 | (5,898) | $(20,285) | $ — | $298,526 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | 60,874 | — | — | — | 60,874 |
| Net unrealized depreciation on marketable securities | — | — | — | — | — | (975) | (975) |
| Total comprehensive income | — | — | — | — | — | — | 59,899 |
| Exercise of common stock options | 672 | 2,496 | — | — | — | — | 2,496 |
| Sale of common stock under employee stock purchase plan | 179 | 2,065 | — | — | — | — | 2,065 |
| Sale of common stock, net of offering costs of $349 | 5,791 | 122,070 | — | — | — | — | 122,070 |
| Tax benefit from exercise of common stock options | — | 4,105 | — | — | — | — | 4,105 |
| Cash dividends declared ($0.08 per share) | — | — | (4,208) | — | — | | (4,208) |
| Balance at December 31, 2000 | 61,686 | 294,187 | 212,026 | (5,898) | (20,285) | (975) | 484,953 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | 50,516 | — | — | — | 50,516 |
| Net unrealized depreciation on marketable securities | — | — | — | — | — | (615) | (615) |
| Total comprehensive income | — | — | — | — | — | — | 49,901 |
| Exercise of common stock options | 875 | 6,750 | — | — | — | — | 6,750 |
| Sale of common stock under employee stock purchase plan | 163 | 3,170 | — | — | — | — | 3,170 |
| Tax benefit from exercise of common stock options | — | 5,584 | — | — | — | — | 5,584 |
| Cash dividends declared ($0.08 per share) | — | — | (4,518) | — | — | — | (4,518) |
| Balance at December 31, 2001 | 62,724 | 309,691 | 258,024 | (5,898) | (20,285) | (1,590) | 545,840 |
| Comprehensive income: | | | | | | | |
| Net income | — | — | 86,866 | — | — | — | 86,866 |
| Net unrealized appreciation on marketable securities | — | — | — | — | — | 168 | 168 |
| Total comprehensive income | — | — | — | — | — | — | 87,034 |
| Exercise of common stock options | 397 | 4,438 | — | — | — | — | 4,438 |
| Sale of common stock under employee stock purchase plan | 214 | 4,431 | — | — | — | — | 4,431 |
| Tax benefit from exercise of common stock options | — | 1,525 | — | — | — | — | 1,525 |
| Cash dividends declared ($0.08 per share) | — | — | (4,582) | — | — | — | (4,582) |
| Balance at December 31, 2002 | 63,335 | $320,085 | $340,308 | (5,898) | $(20,285) | $(1,422) | $638,686 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 86,866 | $ 50,516 | $ 60,874 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 57,535 | 45,888 | 32,575 |
| Nonairline depreciation and amortization | — | — | 498 |
| Maintenance expense related to disposition of rotable spares | 1,379 | 1,947 | 2,235 |
| Gain on sale of property and equipment | — | — | (518) |
| Increase (decrease) in allowance for doubtful accounts | 661 | 5 | (144) |
| Increase in deferred income taxes | 22,206 | 6,948 | 6,374 |
| Tax benefit from exercise of common stock options | 1,525 | 5,584 | 4,105 |
| Deferred aircraft credits, net of accretion | 10,903 | 15,127 | — |
| Changes in operating assets and liabilities: | | | |
| (Increase) decrease in receivables | (6,890) | 3,091 | (17,916) |
| Increase in inventories | (3,750) | (4,301) | (3,518) |
| Increase in other current assets | (1,988) | (5,820) | (2,379) |
| Increase (decrease) in accounts payable | 3,313 | 12,783 | (6,428) |
| Increase (decrease) in engine overhaul accrual | (14,081) | 1,091 | 2,722 |
| Increase in other current liabilities | 16,024 | 17,932 | 4,041 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 173,703 | 150,791 | 82,521 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of marketable securities, net of sales | (26,273) | (41,590) | (67,925) |
| Acquisition of property and equipment: | | | |
| Aircraft and rotable spares | (82,759) | (125,940) | (75,828) |
| Deposits on aircraft | — | (39,679) | (49,265) |
| Buildings and ground equipment | (11,760) | (34,309) | (15,490) |
| Proceeds from sales of property and equipment | 18,785 | 517 | 5,030 |
| Return of deposits on aircraft and rotable spares | 4,541 | 22,297 | 5,800 |
| Increase in other assets | (4,341) | (920) | (526) |
| NET CASH USED IN INVESTING ACTIVITIES | (101,807) | (219,624) | (198,204) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from issuance of long-term debt | 24,806 | 50,086 | 32,299 |
| Principal payments on long-term debt | (12,734) | (10,173) | (8,884) |
| Net proceeds from issuance of common stock | 8,869 | 9,920 | 126,631 |
| Payment of cash dividends | (4,569) | (4,498) | (3,829) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 16,372 | 45,335 | 146,217 |
| Increase (decrease) in cash and cash equivalents | 88,268 | (23,498) | 30,534 |
| Cash and cash equivalents at beginning of year | 42,692 | 66,190 | 35,656 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 130,960 | $ 42,692 | $ 66,190 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Interest, net of capitalized amounts | $ 2,205 | $ — | $ 3,231 |
| Income taxes | $ 24,390 | $ 17,951 | $ 43,587 |

See accompanying notes to consolidated financial statements.

## SKYWEST, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### (1) Nature of Operations and Summary of Significant Accounting Policies

The Company, through SkyWest Airlines, Inc. ("SkyWest"), operates a regional airline offering scheduled passenger service with approximately 1,000 daily departures to 91 cities in 27 states and Canada. All SkyWest flights are operated as either the Delta Connection or United Express under code-sharing arrangements with Delta Air Lines, Inc. ("Delta") or United Air Lines, Inc. ("United"). SkyWest operates as the Delta Connection in Salt Lake City and Dallas Fort Worth and as the United Express carrier in Los Angeles, San Francisco, Denver and in the Pacific Northwest. Revenues generated in connection with the code-sharing relationships with Delta and United account for substantially all of SkyWest's passenger revenue.

Multiple code-sharing relationships have enabled SkyWest to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of SkyWest controlled flying and contract flying. On SkyWest controlled flights, SkyWest controls scheduling, ticketing, pricing and seat inventories and receives a prorated portion of passenger fares. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories with SkyWest receiving from its major airline partner negotiated payments per flight departure and incentives related to passenger volumes and levels of customer service. Effective January 1, 2002, SkyWest transitioned substantially all of its controlled flights to contract flying arrangements.

*Consolidation*

The accompanying consolidated financial statements include the accounts of SkyWest, Inc. and its wholly owned subsidiaries, SkyWest Airlines and National Parks Transportation, Inc. ("NPT") (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. During the year ended December 31, 2000, the Company sold the operations of NPT.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

*Marketable Securities*

The Company's investments in marketable debt and equity securities are deemed by management to be available for sale and are reported at fair market value with the net unrealized appreciation or depreciation reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, is recognized as a component of operating results. The Company's position in marketable securities as of December 31, 2002 and 2001 is as follows (in thousands):

| | 2002 | | 2001 | |
|---|---|---|---|---|
| Investment Types | Cost | Market Value | Cost | Market Value |
| Commercial paper | $ 10,019 | $ 10,019 | $ 7,307 | $ 7,390 |
| Bond funds | 232,891 | 230,858 | 187,427 | 184,295 |
| Corporate notes | 35,597 | 35,439 | 61,198 | 61,599 |
| Asset backed securities | 18,288 | 18,148 | 10,623 | 10,670 |
| Other | — | — | 4,073 | 4,068 |
| | 296,795 | 294,464 | 270,628 | 268,022 |
| Unrealized depreciation | (2,331) | — | (2,606) | — |
| Total | $294,464 | $294,464 | $268,022 | $268,022 |

Marketable securities had the following maturities as of December 31, 2002 (in thousands):

| Maturities | Amount |
|---|---|
| Year 2003 | $229,407 |
| Years 2004 through 2005 | 60,114 |
| Thereafter | 4,943 |

The Company has classified all marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within the year.

*Inventories*

Inventories include expendable parts, fuel and supplies and are valued at cost (FIFO basis) less an allowance for obsolescence based on historical results and management's expectations of future operations. Expendable inventory parts are charged to expense as used.

*Property and Equipment*

Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

| | |
|---|---|
| Aircraft and rotable spares | 3-18 years |
| Buildings and ground equipment | 3-39.5 years |

*Capitalized Interest*

Interest is capitalized on aircraft purchase deposits and long-term construction projects and is depreciated over the estimated useful life of the asset or the aircraft lease term. During the years ended December 31, 2002, 2001 and 2000, the Company capitalized interest costs of approximately $7,041,000, $5,185,000, and $788,000, respectively.

*Maintenance*

The Company operates under an FAA-approved continuous inspection and maintenance program. The Company's historical maintenance accounting policy for engine overhaul costs has included a combination of accruing for overhaul costs on a per-flight-hour basis at rates estimated to be sufficient to cover the overhauls (the accrual method) and capitalizing the cost of engine overhauls and expensing the capitalized cost over the estimated useful life of the overhaul (the deferral method). The Company uses the deferral method of accounting for Brasilia engines and was using the accrual method for Canadair Regional Jet (CRJ) engines through December 31, 2001. As discussed below, during the quarter ended March 31, 2002, the Company elected to change its method of accounting for CRJ engine overhauls to expensing overhaul maintenance events as incurred (the direct-expense method). The costs of maintenance for airframe and avionics components, landing gear and normal recurring maintenance are expensed as incurred. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. For Brasilia engine overhauls related to leased aircraft to be returned, the Company adjusts the estimated useful lives of the final engine overhauls based on the respective lease return dates.

Effective August 1, 2001, the Company and GE Engine Services, Inc. (GE) executed a sixteen-year engine services agreement (the "Services Agreement") covering the scheduled and unscheduled repair of CRJ engines. Under the terms of the Services Agreement, the Company agreed to pay GE a fixed rate per-engine-hour, payable monthly, and GE assumed the responsibility to overhaul the Company's CRJ engines as required during the term of the Services Agreement, subject to certain exclusions. The Company accounted for all CRJ engine overhaul costs through December 31, 2001 under the accrual method using an estimated hourly accrual rate through August 1, 2001, and then for the period from August 1, 2001 through December 31, 2001, using the fixed rate per-engine-hour pursuant to the Services Agreement.

In response to changing market conditions, the Company and one of its major partners agreed to modify the method of reimbursement for CRJ engine overhaul costs under their contract flying arrangement beginning in 2002 from reimbursement based on engine flight hours to reimbursement based on actual engine overhaul costs at the maintenance event. In April 2002, the Company and GE signed a letter agreement (the Letter Agreement) amending the Services Agreement in response to the change with the Company's major partner. Pursuant to the Letter Agreement, payments under the Services Agreement were modified from the per-engine-hour basis, payable monthly, to a time and materials basis, payable at the maintenance event. The revised payment schedule extended through December 31, 2002, at which time monthly payments were to resume on the fixed rate per-engine-hour, as adjusted for the difference in the actual payments made under the Letter Agreement during 2002 as compared to the payments that would have been made under the Services Agreement during 2002. As discussed below, on March 14, 2003, the Services Agreement was further amended.

Due to the change in the Company's contractual arrangement with one of its major partners and based on the Letter Agreement, the Company elected to change from the accrual method to the direct-expense method for CRJ engine overhaul costs effective January 1, 2002. The Company believes the direct-expense method is preferable in the circumstances because the maintenance liability is not recorded until the maintenance services are performed, the direct-expense method eliminates significant estimates and judgments inherent under the accrual method, and it is the predominant method used in the airline industry. Accordingly, effective January 1, 2002, the Company reversed its engine overhaul accrual that totaled $14,081,000 by recording a cumulative effect of change in accounting principle of $8,589,000 (net of income taxes of $5,492,000).

The following table summarizes the pro forma impact as if the change in accounting principle was made retroactive to January 1, 2001 (in thousands):

| Year Ended December 31, 2001: | Historical | Pro Forma |
|---|---|---|
| Operating expenses | $536,301 | $532,788 |
| Operating income | 65,564 | 69,077 |
| Net income | 50,516 | 52,659 |
| Net income per common share: | | |
| Basic | $ 0.90 | $ 0.93 |
| Diluted | 0.88 | 0.92 |

The Letter Agreement did not relieve the Company from the fixed rate per-engine-hour obligation under the Services Agreement and, therefore, a maintenance contract liability to GE of $22,794,000, based on the fixed rate per-engine-hour, has been recorded in the accompanying December 31, 2002, balance sheet with a corresponding deferred maintenance asset of $22,794,000. The deferred maintenance asset has been recorded since under the "expense method" the Company does not record maintenance expense until the actual maintenance event occurs.

On March 14, 2003, the Company and GE amended the Services Agreement to provide that the Company will pay for services performed by GE on a time and materials basis as opposed to the fixed rate per-engine-hour as stipulated in the Services Agreement and as modified for 2002 in the Letter Agreement. Further, the amendment provides that payments made by the Company for services completed since the effective date of the Services Agreement (August 1, 2001) shall be considered to be in satisfaction of all amounts owed by the Company for work performed under the Services Agreement as of December 31, 2002. As a result of the amendment, the $22,794,000 maintenance contract liability and corresponding $22,794,000 deferred maintenance asset have been reversed in March 2003.

*Passenger and Freight Revenues*

Passenger and freight revenues are recognized when service is provided. Under the Company's contract flying agreements with Delta and United, revenue is considered earned when the flight is completed. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

In 2000 and 1997, the Company reached separate ten-year agreements with Delta and United, respectively, to fly routes under contract flying arrangements. The Company is compensated on a fee-per-departure basis plus incentive payments based on operational performance. The fee-per-departure and incentive amounts are adjusted on an annual basis based on changes in projected operating costs. When the negotiations for the fee-per-departure rates are not completed within a respective period, the Company records revenues based on the prior periods' approved rates and assumptions to reflect changes in the Company's operating structure that management believes are reasonable. The agreements with Delta and United contain certain provisions pursuant to which the parties could terminate the agreement, subject to certain rights of the other party, if certain performance criteria are not maintained. As of December 31, 2002, the Company and Delta had established rates to be in effect for the Company's Delta Connection flights throughout 2002.

On December 9, 2002, United filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Due to the bankruptcy filing, the Company and United began to operate under a temporary departure rate model while the 2003 rates are finalized and a new long-term operating agreement is affirmed within the bankruptcy process. The Company estimates that as of the date of United's bankruptcy filing, it was owed approximately $14.0 million for United Express services rendered prior to the filing. It is the Company's understanding that United has received approval from the U.S. Bankruptcy Court authorizing, but not requiring, United to honor pre-petition obligations to its United Express carriers. The Company believes that if these pre-petition amounts are not paid by United, the Company may offset amounts owed to United for pre-petition services totaling approximately $3.6 million. Approximately $9.7 million of the $14.0 million claim resulted from United's failure to pay the scheduled weekly wire transfer on December 6, 2002. The Company did not recognize the $9.7 million as revenue due to the uncertainty of collection. Additionally, as of December 31, 2002, the Company established a reserve against the remaining pre-petition receivables from United.

*Deferred Aircraft Credits*

The Company accounts for incentives provided by aircraft manufacturers as deferred credits. Credits related to leased aircraft are amortized on a straight-line basis as a reduction to lease expense over the respective lease term. Credits related to owned aircraft are amortized on a straight-line basis as a reduction to depreciation expense over the life of the related aircraft. The incentives generally consist of credits that may be used to purchase spare parts and pay for training and other expenses.

In connection with the Company's commitment to acquire 119 CRJs (see Note 4), the manufacturer agreed to pay for certain CRJ engine modifications and to provide additional purchase incentives. During the years ended December 31, 2002 and 2001, the initial engine modifications were performed and the manufacturer provided certain other purchase incentives.

*Income Taxes*

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. As of December 31, 2002 and 2001, the Company had recorded current deferred tax assets of $6,812,000 and $11,079,000, respectively (which are included in other current assets), and deferred tax liabilities of $63,379,000 and $41,173,000, respectively.

*Net Income Per Common Share*

Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. During the year ended December 31, 2002, 2,790,000 antidilutive options were excluded from the computation of Diluted EPS. No options were excluded from the computation of Diluted EPS during the years ended December 31, 2001 and 2000.

The calculation of the weighted average number of common shares outstanding for Basic EPS and Diluted EPS are as follows for the years ended December 31, 2002, 2001 and 2000 (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average number of common Shares outstanding for Basic EPS | 57,229 | 56,365 | 51,521 |
| Effect of assuming exercise of outstanding dilutive stock options | 322 | 872 | 1,123 |
| Weighted average number of common shares outstanding for Diluted EPS | 57,551 | 57,237 | 52,644 |

*Stock Options*

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, requires pro forma information regarding net income and net income per share as if the Company had accounted for its stock options under the fair value method of the statement. The fair value of stock options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions used for grants in the years ended December 31, 2002, 2001 and 2000: a risk-free interest rate of 3.91% for 2002, 4.5% for 2001 and 5.1% for 2000, a volatility factor of the expected common stock price of .584 for 2002, .585 for 2001 and .520 for 2000, a weighted average expected life of four years for the stock options for the years presented and an expected annual dividend rate of 0.3% for 2002. For purposes of the pro forma disclosures, the estimated fair value of the stock options and employee stock purchases is amortized over the vesting period of the respective stock options and employee stock purchases.

Following are the pro forma disclosures and the related impact on net income and net income per share (in thousands, except per share information):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Net income:** | | | |
| As reported | $86,866 | $50,516 | $60,874 |
| Pro forma | $78,454 | $46,114 | $57,497 |
| **Net income per common share:** | | | |
| Diluted as reported | $ 1.51 | $ 0.88 | $ 1.16 |
| Diluted pro forma | $ 1.36 | $ 0.81 | $ 1.09 |
| Basic as reported | $ 1.52 | $ 0.90 | $ 1.18 |
| Basic proforma | $ 1.37 | $ 0.82 | $ 1.12 |

*Comprehensive Income*

The Company reports comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income includes charges and credits to stockholders' equity that are not the results of transactions with shareholders. As of December 31, 2002 and 2001, accumulated other comprehensive loss includes adjustments, net of tax, to reflect unrealized appreciation (depreciation) on marketable securities. The Company recorded net unrealized appreciation (depreciation) of $168,000, ($615,000) and ($975,000), net of income taxes, on marketable securities for the years ended December 31, 2002, 2001, and 2000, respectively. These adjustments have been reflected in the accompanying consolidated statements of stockholders' equity and comprehensive income.

*Impairment of Long Lived Assets*

As of December 31, 2002, the Company has $344,647,000 of flight equipment and related long-lived assets, net of accumulated depreciation and amortization. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by the Company, including estimated useful lives and salvage values. The Company reviews its long-lived assets for impairment at each balance sheet date for events or changes in circumstances that may indicate the book value of an asset may not be recoverable. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the remaining life in measuring whether the assets are recoverable. The Company assesses the impairment of long-lived assets at the lowest level for which there are identifiable cash flows that are independent of other groups of assets.

*Fair Value of Financial Instruments*

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. Marketable securities are reported at fair value in the consolidated balance sheets. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $122,447,000 as of December 31, 2002, as compared to the carrying amount of $137,911,000.

*Derivative Instruments*

SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities,* SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133* and related interpretations require that all derivative instruments be recorded on the balance sheet at their respective fair values.

As of December 31, 2002, the Company had entered into an interest rate swap transaction to manage the Company's exposure related to a variable rate debt instrument. The interest rate swap had a notional amount of approximately $8.8 million as of December 31, 2002, which corresponded to the outstanding balance on the debt instrument. The interest rate swap effectively locks the interest rate on the debt at 7.89%.The Company's policies do not permit management to enter into derivative instruments for any purpose other than cash flow hedging purposes. Accordingly, the Company does not speculate using derivative instruments. The Company assesses interest rate cash flow risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The fair value of the Company's interest rate swap of $1,125,000 has been recognized as a current liability in the accompanying December 31, 2002 consolidated balance sheet. The Company's interest rate swap did not qualify as a hedge, therefore a $1,125,000 unrealized loss on the swap has been included in interest expense for the year ended December 31, 2002.

*Segment Reporting*

The Company has adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. This statement requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one operating segment in accordance with SFAS No. 131 because the Company's business consists of scheduled airline passenger service.

(2) **Long-term Debt**

Long-term debt consisted of the following as of December 31, 2002 and 2001 (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Notes payable to banks, due in semi-annual installments plus interest at 6.06% to 6.45% through 2018, secured by aircraft | $ 63,722 | $ 50,086 |
| Notes payable to banks, due in semi-annual installments plus interest at 3.72% to 3.86%, net of the benefits of interest rate subsidies through the Brazilian Export financing program, through 2011, secured by aircraft | 20,339 | 22,438 |
| Note payable to bank, due in semi-annual installments plus interest at 7.18% through 2012, secured by aircraft | 15,080 | 15,808 |
| Notes payable to banks, due in monthly installments including interest at 6.70% to 7.37% through 2006, secured by aircraft | 11,490 | 15,674 |
| Note payable to bank, due in semi-annual installments plus interest based on six- month LIBOR (1.38% at December 31, 2002) through 2016, secured by aircraft | 14,482 | 15,044 |
| Note payable to bank, due in monthly installments plus interest based on LIBOR through 2012, secured by buildings | 8,772 | — |
| Other notes payable, secured by aircraft | 4,026 | 6,789 |
| | 137,911 | 125,839 |
| Less current maturities | (12,532) | (12,151) |
| | $125,379 | $113,688 |

The aggregate amounts of principal maturities of long-term debt as of December 31, 2002 were as follows (in thousands):

| Year ending December 31, | |
|---|---|
| 2003 | $ 12,532 |
| 2004 | 11,831 |
| 2005 | 11,736 |
| 2006 | 7,731 |
| 2007 | 8,056 |
| Thereafter | 86,025 |
| | $137,911 |

The Company's long-term debt was incurred in connection with the acquisition of Brasilia and CRJ aircraft. Certain amounts related to the Brasilia aircraft are supported by continuing subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduce the stated interest rates to an average effective rate of approximately 3.7%, on $15.5 million of the long-term debt, at December 31, 2002. The continuing subsidy payments are at risk to the Company if the Federative Republic of Brazil does not meet its obligations under the export support program. While the Company has no reason to believe, based on information currently available, that the Company will not continue to receive these subsidy payments from the Federative Republic of Brazil in the future, there can be no assurance that such a default will not occur. On the remaining long-term debt related to the Brasilia aircraft of $20.3 million, the lender has assumed the risk of the subsidy payments which has reduced the average effective rate on this debt to approximately 3.8% at December 31, 2002. The average effective rate on the debt related to the CRJ aircraft of $93.3 million was 6.1% at December 31, 2002, and is not subject to subsidy payments.

As of December 31, 2002, the Company had available $10,000,000 in an unsecured bank line of credit through December 15, 2004, with interest payable at the bank's base rate less one-quarter percent, which was a net rate of 4.0%. The line of credit provides for a total of $10,000,000 available for borrowings or letters of credit with the same institution. The Company had $6,044,834 of letters of credit and no borrowings outstanding under this line of credit as of December 31, 2002. Additionally, the Company had $1,275,216 of letters of credit outstanding with another bank at December 31, 2002.

Certain of the Company's long-term debt arrangements contain limitations on, among other things, the sale or lease of assets and ratio of long-term debt to tangible net worth. As of December 31, 2002, the Company was in compliance with all debt covenants contained in its long-term debt agreements.

(3) Income Taxes

The provision for income taxes includes the following components (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Current tax provision: | | | |
| Federal | $29,029 | $20,226 | $29,201 |
| State | 7,155 | 5,123 | 6,092 |
| | 36,184 | 25,349 | 35,293 |
| Deferred tax provision: | | | |
| Federal | 17,651 | 4,088 | 3,024 |
| State | 1,707 | 2,860 | 395 |
| | 19,358 | 6,948 | 3,419 |
| Provision for income taxes | $55,542 | $32,297 | $38,712 |

The following is a reconciliation between the statutory Federal income tax rate of 35% and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2000 | 2001 |
| Computed "expected" provision for income taxes at the statutory rates | $49,845 | $28,985 | $34,855 |
| Increase in income taxes resulting from: | | | |
| State income taxes, net of Federal income tax benefit | 6,133 | 3,729 | 4,263 |
| Other, net | (436) | (417) | (406) |
| Provision for income taxes | $55,542 | $32,297 | $38,712 |

The significant components of the net deferred tax assets and liabilities are as follows (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Deferred tax assets: | | |
| Accrued benefits | $ 2,555 | $ 2,206 |
| Engine overhaul accrual | — | 5,547 |
| Accrued reserves and other | 4,257 | 3,326 |
| Total deferred tax assets | 6,812 | 11,079 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | (59,650) | (40,551) |
| Other | (3,729) | (622) |
| Total deferred tax liabilities | (63,379) | (41,173) |
| Net deferred tax liability | $(56,567) | $(30,094) |

## (4) Commitments and Contingencies

*Lease Obligations*

The Company leases 127 aircraft, as well as airport facilities, office space, and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The following table summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002 (in thousands):

| Year ending December 31, | |
|---|---|
| 2003 | $ 127,458 |
| 2004 | 121,601 |
| 2005 | 126,372 |
| 2006 | 126,608 |
| 2007 | 123,001 |
| Thereafter | 874,567 |
| | $1,499,607 |

Total rental expense for noncancelable operating leases was approximately $103,318,000, $72,841,000 and $56,253,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

The above minimum rental payments do not include landing fees, which amounted to approximately $19,739,000, $14,877,000 and $10,873,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

As part of our leveraged lease agreements, we typically indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft.

*Purchase Commitments and Options*

During the year ended December 31, 2002, SkyWest took delivery of 26 CRJs in connection with the Delta Connection and United Express contract flying arrangements. Additionally, as of December 31, 2002 SkyWest had agreed to acquire an additional 70 CRJs and related spare parts inventory and support equipment through purchase commitments at an aggregate cost of approximately $1.4 billion. SkyWest commenced delivery of these aircraft beginning in January 2003 and deliveries are scheduled to continue through January 2005. Depending on the state of the aircraft financing market at the time of delivery, management will determine whether to acquire these aircraft through third party, long-term loans or lease agreements. SkyWest also has options to acquire 119 additional CRJs at fixed prices (subject to cost escalations) and delivery schedules and are exercisable at various dates through April 2008.

*Legal Matters*

The Company is subject to certain legal actions which it considers routine to its business activities. As of December 31, 2002, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

*Concentration Risk and Significant Customers*

The Company monitors its customers' financial condition and requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon expected collectability of all accounts receivable. The Company's allowance for doubtful accounts totaled $723,000 and $63,000 as of December 31, 2002 and 2001, respectively. For the years ended December 31, 2002, 2001 and 2000, the Company's code-sharing and contract relationships with Delta and United combined accounted for more than 95% of the Company's total revenues.

As of December 31, 2002, the Company has demand deposits and money market accounts totaling $4,923,000 with Zions First National Bank and $720,000 with Wells Fargo Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

## (5) Capital Transactions

*Preferred Stock*

The Company is authorized to issue 5,000,000 shares of preferred stock in one or more series without shareholder approval. No shares of preferred stock are presently outstanding. The Board of Directors is authorized, without any further action by the stockholders of the Company, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges.

*Stock Offering*

On September 12, 2000, the Company completed a public offering of 5,791,000 shares of common stock which generated net proceeds of $122.1 million after deducting underwriting commissions and other expenses.

### Stock Options

In August 2000, the Company's shareholders approved the adoption of two new stock option plans: the Executive Stock Incentive Plan ("Executive Plan") and the 2001 Allshare Stock Option Plan ("Allshare Plan"). Both plans became effective January 1, 2001. These plans replaced the Company's Combined Incentive and Non-Statutory Stock Option Plans ("Prior Plans"), however, all outstanding options under Prior Plans remain outstanding. No further grants will be made under the Prior Plans. As of December 31, 2002, there were approximately 1,575,000 options outstanding under the Prior Plans. The Executive Plan provides for the issuance of options to purchase up to 4,000,000 shares of common stock to officers, directors and other management employees of which 1,119,879 options had been issued as of December 31, 2002. The Allshare Plan provides for the issuance of options to purchase up to 4,000,000 shares of common stock to employees of which 1,000,000 options had been issued as of December 31, 2002. The Executive Plan and Allshare Plan are both administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"), who designate option grants as either incentive or non-statutory. Incentive stock options are granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options are granted at a price as determined by the Compensation Committee.

Options are exercisable for a period as defined by the Compensation Committee at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for all plans for the years ended December 31, 2002, 2001 and 2000:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Price | Number of Options | Weighted Average Price | Number of Options | Weighted Average Price |
| Outstanding at beginning of year | 3,028,534 | $18.66 | 2,864,434 | $12.39 | 2,908,628 | $ 8.61 |
| Granted | 1,073,968 | 26.24 | 1,045,911 | 25.95 | 696,000 | 20.13 |
| Exercised | (389,260) | 11.15 | (874,550) | 7.72 | (671,960) | 3.73 |
| Canceled | (33,317) | 22.54 | (7,261) | 11.97 | (68,234) | 11.47 |
| Outstanding at end of year | 3,679,925 | $21.70 | 3,028,534 | $18.66 | 2,864,434 | $12.39 |
| Weighted average fair value of options granted during the year | | $12.46 | | $12.51 | | $ 9.24 |

The following table summarizes information about stock options outstanding at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $3 to $15 | 878,901 | 5.9 years | $12.42 | 878,901 | $12.42 |
| $16 to $21 | 696,000 | 7.4 years | 20.13 | — | — |
| $22 to $26 | 2,105,024 | 8.9 years | 26.10 | — | — |
| $3 to $26 | 3,679,925 | 7.9 years | $21.70 | 878,901 | $12.42 |

## (6) Retirement Plan and Employee Stock Purchase Plan

### Retirement Plan

The Company sponsors the SkyWest Airlines Employees' Retirement Plan (the "Plan"). Employees who have completed 90 days of service and are 18 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100% of such contributions up to 2%, 4% or 6% of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company's combined contributions to the Plan were $7,466,000, $6,128,000 and $5,242,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

### Employee Stock Purchase Plan

In February 1996, the Company's Board of Directors approved the SkyWest, Inc. 1995 Employee Stock Purchase Plan ("The Stock Purchase Plan"). All employees who have completed 90 days of employment are eligible to participate, except employees who own five percent or more of the Company's common stock. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15% discount, through payroll deductions. Employees can contribute two to 15% of their base pay, not to exceed $21,250 each calendar year, for the purchase of shares. For the year ended December 31, 2002, 214,131 shares were purchased by employees at prices of $21.63 and $19.88 per share. For the year ended December 31, 2001, 162,922 shares were purchased by employees at prices of $23.80 and $15.75 per share. For the year ended December 31, 2000, 179,978 shares were purchased by employees at prices of $11.90 and $11.04 per share. In addition, as of December 31, 2002, $2,555,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate their participation in the Stock Purchase Plan at anytime upon written notice.

## (7) Events of September 11, 2001

On September 11, 2001, the FAA grounded all flights to, from, and within the United States as a result of the terrorist attacks on New York, Washington D.C., and Pennsylvania. All airports were closed and did not reopen until September 13, 2001. When flights were permitted to resume, passenger traffic and yields were significantly lower than prior to the attacks. United reduced its flight schedule by approximately 20%. As a result, SkyWest began to reduce its Brasilia fleet flown under the United code. During the year ended December 31, 2001, the Company terminated certain Brasilia aircraft leases early and recorded a $3.4 million write-off of unamortized engine overhauls and an accrual of $1.2 million for the remaining lease payments related to Brasilia aircraft parked as of December 31, 2001. To help compensate airlines for their losses, the U.S. government passed the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"). Under the Stabilization Act, funds were made available to compensate air carriers for direct losses suffered as a result of any federal ground stop order and incremental losses beginning September 11, 2001, and ending December 31, 2001, resulting from the September 11, 2001, terrorist attacks on the United States. As of December 31, 2002, the Company has received approximately $12.6 million under the Act to partially compensate for losses directly resulting from the September 11, 2001 terrorist attacks. During the years ended December 31, 2002 and 2001, the Company recognized approximately $1.4 million and $8.2 million, respectively, as a contra expense in the accompanying consolidated statements of income under the Act.

## (8) Related-Party Transactions

During the year ended December 31, 2001, Delta sold its ownership interest in the Company which consisted of approximately 6.2 million shares of common stock which represented approximately 11% of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these arrangements were $75,000, $8,924,000 and $6,741,000 during the years ended December 31, 2002, 2001 and 2000, respectively. United also provides services to the Company consisting of reservation, passenger and ground handling services. The Company paid $10,602,000, $8,884,000 and $7,199,000 to United for services during the years ended December 31, 2002, 2001 and 2000, respectively.

The Company's President, Chairman and Chief Executive Officer, serves on the Board of Directors for Zion's Bancorporation ("Zion's") and The Regence Group ("Regence"). The Company maintains a line of credit (see Note 2) and certain bank accounts with Zion's, Zion's is an equity participant in leveraged leases on two CRJ aircraft operated by the Company and Zion's provides investment administrative services to the Company for which the Company paid approximately $165,000 and $173,000 during the years ended December 31, 2002 and 2001, respectively. The balances in the Zion's accounts as of December 31, 2002 and 2001 were $4,923,000 and $15,390,000, respectively. Regence provides administrative services and medical stop loss coverage for various health care plans for the Company. The Company paid Regence $904,000 and $1,889,000 for these services during the years ended December 31, 2002 and 2001, respectively.

## ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 24, 2002, the Company dismissed its independent auditor, Arthur Andersen LLP ("Arthur Andersen"), and appointed KPMG LLP ("KPMG") as its new independent auditor. These actions were approved by the Company's Board of Directors upon the recommendation of its Audit Committee and were reported in a Current Report on Form 8-K, filed with the Commission on June 28, 2002, as amended by an Amendment to Current Report on Form 8-K/A, filed with the Commission on July 15, 2002.

During the years ended December 31, 2001 and 2000, and the subsequent interim period through June 24, 2002, there was no disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which disagreement, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of such disagreement in connection with its reports, and there occurred no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the Securities and Exchange Commission.

The audit reports of Arthur Andersen on the consolidated financial statements of the Registrant for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and 2000, and the subsequent interim period through June 24, 2002, the date KPMG was appointed as the Company's independent auditor, the Registrant did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

In connection with the preparation of the Current Report on Form 8-K, as amended, described in the first paragraph above, the Company provided a copy of the foregoing disclosures to Arthur Andersen, but Arthur Andersen declined to issue a letter as required by Item 304 (a) (3) of Regulation S-K. The Registrant has been informed by Arthur Andersen that Arthur Andersen does not have the resources available to take the actions necessary to prepare and issue such a letter.

## PART III

Items 10, 11, 12, 13 and 15 in Part III are incorporated herein by reference to the Company's definitive proxy statement for its 2003 annual meeting of shareholders scheduled for May 13, 2003. The Company's definitive proxy statement will be filed with the Commission not later than 120 days after December 31, 2002, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

| | | Headings in Proxy Statement |
|---|---|---|
| ITEM 10. | DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT | "Election of Directors" and "Executive Officers" |
| ITEM 11. | EXECUTIVE COMPENSATION | "Executive Compensation" and "Report of the Compensation Committee" |
| ITEM 12. | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS | "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management" |
| ITEM 13. | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | "Executive Compensation" |

### ITEM 14. CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this report. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in the preceding paragraph.

### ITEM 15. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the Company's definitive proxy statement for its 2003 annual meeting of shareholders scheduled for May 13, 2003.

PART IV

## ITEM 16. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents Filed:

2. Financial Statement Schedule. The following consolidated financial statement schedule of the Company is included in Item 14(d) hereof.

   - Report of independent public accountants on financial statement schedule
   - Schedule II—Valuation and qualifying accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

(b) Reports on Form 8-K.

A Current Report on Form 8-K was filed on December 16, 2002 addressing the bankruptcy filing by United Air Lines, Inc.

(c) Exhibits.

| Number | Exhibit | Incorporated by Reference | Filed Herewith |
|---|---|---|---|
| 3.1 | Restated Articles of Incorporation | (1) | |
| 3.2 | Amended By-Laws | (3) | |
| 4.1 | Articles IV and VI of Restated Articles of Incorporation describing the Common Shares and shareholders rights (included in Exhibit 3.1) | (1) | |
| 4.2 | Article II of the Amended By-Laws defining the rights of Common Shareholders (included in Exhibit 3.2) | (1) | |
| 10.1 | SkyWest, Inc. Amended and Combined Incentive and Non-Statutory Stock Option Plan. | (3) | |
| 10.2 | Delta Connection Agreement dated January 13, 1987 between Delta Air Lines, Inc. and SkyWest Airlines, Inc. | (2) | |
| 10.3 | United Express Agreement dated October 1, 1997 and subsequent amendments dated January 15, 1998 and February 9, 1998 | (6) | |
| 10.4 | Stock Option agreement dated January 28, 1987 between Delta Air Lines, Inc. and SkyWest, Inc. | (2) | |
| 10.5 | Lease Agreement dated December 1,1989 between Salt Lake City Corporation and SkyWest Airlines, Inc. | (4) | |
| 10.6 | SkyWest, Inc. 1995 Employee Stock Purchase Plan | (5) | |
| 10.7 | SkyWest, Inc. Executive Stock Incentive Plan | (7) | |
| 10.8 | SkyWest, Inc. Allshare Stock Option Plan | (7) | |
| 10.9 | Master Purchase Agreement between Bombardier and SkyWest Airlines, Inc. | (8) | |
| 23.1 | Independent Auditors' Consent | | X |
| 23.2 | Notice Regarding Consent of Arthur Andersen LLP | | X |

| Number | Exhibit | Incorporated by Reference | Filed Herewith |
| --- | --- | --- | --- |
| 99.1 | Certification of Chief Executive Officer | | X |
| 99.2 | Certification of Chief Financial Officer | | X |

(1) Incorporated by reference to Registration Statement on Form S-1, File No. 33-5823.

(2) Incorporated by reference to Registrant's 10-Q filed for the quarter ended December 31, 1986.

(3) Incorporated by reference to Registration Statement on Form S-8, File No. 33-41285.

(4) Incorporated by reference to Registrant's Form 10-K filed for the year ended March 31, 1992.

(5) Incorporated by reference to Registrant's Form 10-K filed for the year ended March 31, 1995.

(6) Incorporated by reference to Registrant's Forms 8-K filed on January 21, 1998 and February 11, 1998.

(7) Incorporated by reference to Registrant's Form 10-Q filed on July 28, 2000.

(8) Incorporated by reference to Registrant's Form 10-Q filed on February 13, 2001.

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2001, 2000 and 1999. This audit report has not been reissued by Arthur Andersen LLP in connection with this Form 10-K because Arthur Andersen LLP has ceased operations.

Subsequent to Arthur Andersen LLP's issuance of this report, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2001. The restated 2001 financial statements have been audited by KPMG LLP, as indicated in their report.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To SkyWest, Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in SkyWest, Inc.'s Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 22, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14(a)(2) is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Salt Lake City, Utah
February 22, 2002

## SKYWEST, INC. AND SUBSIDIARIES

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

**For the Years Ended December 31, 2002, 2001 and 2000**

(In thousands)

| Description | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year Ended December 31, 2002: | | | | |
| Engine overhaul accrual | $14,081 | $ — | $(14,081) | $ — |
| Allowance for inventory obsolescence | 480 | — | — | 480 |
| Allowance for doubtful accounts receivable | 63 | 690 | (30) | 723 |
| | $14,624 | $ 690 | $(14,111) | $ 1,203 |
| Year Ended December 31, 2001: | | | | |
| Engine overhaul accrual | $12,990 | $18,863 | $(17,772) | $14,081 |
| Allowance for inventory obsolescence | 480 | — | — | 480 |
| Allowance for doubtful accounts receivable | 58 | 36 | (31) | 63 |
| | $13,528 | $18,899 | $(17,803) | $14,624 |
| Year Ended December 31, 2000: | | | | |
| Engine overhaul accrual | $ 8,887 | $ 4,615 | $ (512) | $12,990 |
| Allowance for inventory obsolescence | 380 | 100 | — | 480 |
| Allowance for doubtful accounts receivable | 62 | 82 | (86) | 58 |
| | $ 9,329 | $ 4,797 | $ (598) | $13,528 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Act of 1934, as amended, the Registrant has duly caused this Annual Report of Form 10-K for the year ended December 31, 2002, to be signed on its behalf by the undersigned, thereunto duly authorized.

SKYWEST, INC.

By: /s/ JERRY C. ATKIN

Jerry C. Atkin
Chairman, President and Chief Executive Officer

## ADDITIONAL SIGNATURE AND POWER OF ATTORNEY

Pursuant to the requirement of the Securities Act of 1934, as amended, this report has been signed below by the following persons in the capacities and on the dates indicated. In addition, each person whose signature to this report appears below hereby constitutes and appoints Jerry C. Atkin and Bradford R. Rich, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this report, and any and all instruments or documents filed as part of or in connection with this report or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

| Names | Capacities | Date |
|---|---|---|
| /s/ JERRY C. ATKIN<br>Jerry C. Atkin | Chairman of the Board, President and Chief Executive Officer | March 28, 2003 |
| /s/ SIDNEY J. ATKIN<br>Sidney J. Atkin | Vice Chairman of the Board And Director | March 28, 2003 |
| /s/ BRADFORD R. RICH<br>Bradford R. Rich | Executive Vice President, Chief Financial Officer And Treasurer (principal financial and accounting officer) | March 28, 2003 |
| /s/ J. RALPH ATKIN<br>J. Ralph Atkin | Director | March 28, 2003 |
| /s/ MERVYN K. COX<br>Mervyn K. Cox | Director | March 28, 2003 |
| /s/ IAN M. CUMMING<br>Ian M. Cumming | Director | March 28, 2003 |

| Names | Capacities | Date |
|---|---|---|
| /s/ STEVEN F. UDVAR-HAZY<br>Steven F. Udvar-Hazy | Director | March 28, 2003 |
| /s/ HENRY J. EYRING<br>Henry J. Eyring | Director | March 28, 2003 |
| /s/ HYRUM W. SMITH<br>Hyrum W. Smith | Director | March 28, 2003 |
| /s/ ROBERT G. SARVER<br>Robert G. Sarver | Director | March 28, 2003 |

CERTIFICATIONS

I, Jerry C. Atkin, certify that:

1. I have reviewed this Annual Report on Form 10-K of SkyWest, Inc. for the Year Ended December 31, 2002;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this Report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ JERRY C. ATKIN

Jerry C. Atkin
President and Chief Executive Officer

I, Bradford R. Rich, certify that:

1. I have reviewed this Annual Report on Form 10-K of SkyWest, Inc. for the Year Ended December 31, 2002;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for the periods presented in this Report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ BRADFORD R. RICH

Bradford R. Rich
Executive Vice President,
Chief Financial Officer and Treasurer

## OFFICERS AND DIRECTORS

OFFICERS OF SKYWEST, INC.

**Jerry C. Atkin**
Elected Chairman of the Board, 1991. Chief Executive Officer and President since 1975.

**Bradford R. Rich**
Executive Vice President, Chief Financial Officer and Treasurer since 1991. Previously Corporate Controller. 16 years service.

OFFICERS OF SKYWEST AIRLINES, INC

**Ron B. Reber**
Executive Vice President and Chief Operating Officer since 1991. Previously Senior Vice President of Marketing and Customer Service, Director of Marketing, Director of Passenger Service. 25 years service.

**James K. Boyd**
Vice President – Customer Service since 1991. Previously Director of Stations and Station Manager. 21 years service.

**H. Michael Gibson**
Vice President – Maintenance since 1991. Previously Director Quality Assurance for SkyWest Airlines. Manager of Quality Control for Atlantic Southeast Airlines. 15 years service.

**Steven L. Hart**
Vice President – Market Development since 1991. Previously Director of Market Planning, Market Analysis, Director of Marketing. 17 years service.

**Bradford R. Holt**
Vice President – Flight Operations since 1991. Previously Director of Flight Standards, Chief Flight Instructor, Check Airman and Line Pilot. 20 years service.

**Michael J. Kraupp**
Vice President – Finance and Assistant Treasurer since 2001. Previously Vice President – Controller. 12 years service.

**Eric D. Christensen**
Vice President – Planning since 1991. Corporate Secretary since 1994. Previously Assistant to the President and Director of Finance. 18 years service.

**James B. Jensen**
Vice President – Information Technology since 2001. Previously Sr. Director Information Technology. 13 years service.

**Necia Clark-Mantle**
Vice President – People since 2001. Previously Sr. Director of Inflight Operations. 15 years service.

**Russell A. Childs**
Vice President – Controller since 2001. Previously Sr. Director – Controller. 2 years service.

**Sonya Wolford**
Vice President – Inflight since 2002. Previously Senior Director – Inflight. 8 years service.

DIRECTORS

**Jerry C. Atkin**
Chairman of the Board of Directors
Elected Chairman 1991
President and Chief Executive Officer of SkyWest, Inc.
Member of the Board for 29 years

**Sidney J. Atkin**
President of Sugar Loaf Corp.
Vice Chairman of the Board
Chairman of Audit Committee
Member of the Board 30 years

**J. Ralph Atkin**
Attorney-at-Law
Founder of SkyWest, Inc.
Chairman of Compensation Committee
Member of the Board for 31 years

**Mervyn K. Cox**
Orthodontist and President of Sunburst Investments.
Chairman of Nominating Committee
Member of Audit Committee
Member of the Board for 29 years

**Ian M. Cumming**
Chairman of Leucadia National Corp.
Member of Audit Committee
Member of Nominating Committee
Member of the Board for 17 years

**Steven F. Udvar-Hazy**
Chairman of the Board, Director and Chief Executive Officer of International Lease Finance Corp.
Member of Compensation Committee
Member of the Board for 17 years

**Henry J. Eyring**
Partner with Peterson Capital and with Monitor Company
Member of Board of Trustees of SUU
Member of Compensation Committee
Member of the Board for 8 years

**Hyrum W. Smith**
Co-founder and Vice Chairman of Franklin Covey
Member of Compensation Committee
Member of Nominating Committee
Member of the Board for 8 years

**Robert G. Sarver**
Chairman and Chief Executive Officer of Western Alliance Bankcorporation
Chairman and CEO of California Bank and Trust from 1995 to 2001
Member of Audit Committee
Member of the Board for 3 years

## CORPORATE INFORMATION

**Stock Information**
NASDAQ Stock Symbol: SKYW

**Registrar and Transfer Agent**
Zions First National Bank
Stock Transfer Department
PO Box 9088
Salt Lake City, Utah 84130

**Independent Public Accountants**
KPMG LLP
Salt Lake City, Utah

**Corporate Headquarters**
SkyWest, Inc.
444 South River Road
St. George, UT 84790
Tel: (435) 634-3000
www.skywest.com

SkyWest AIRLINES®

444 SOUTH RIVER ROAD | ST. GEORGE, UTAH 84790
(435) 634-3000 | www.skywest.com